Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 12 DATED NOVEMBER 7, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	updates to our “Suitability Standards” section;
●	updates to our Prospectus Summary;
●	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on November 6, 2025;
●	an updated “Our Portfolio” section; and
●	our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended September 30, 2025, as included in our Quarterly Report on Form 10-Q, filed on November 6, 2025.

Suitability Standards

The following disclosure amends and restates the additional suitability requirements for investors residing in Massachusetts and Oregon under the section “Suitability Standards” which appears on pages ii and iii, respectively, of the Prospectus.

Massachusetts – Massachusetts investors must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of at least $85,000, or (ii) a minimum liquid net worth of $350,000. In addition, investors must limit their investment in us, our affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) to 10% of their liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.

Oregon – In addition to the suitability standards set forth above, Oregon investors must limit their investment in us to no more than 10% of their liquid net worth. “Liquid net worth” is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary --Q: Who are Levine LeichtmanStrategic Capital, LLC and LLCP?”, which appears on page 3 of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an independent private investment firm that has made private capital investments in middle-market companies located primarily in the United States for 41 years. Since its inception in 1984, LLCP and its affiliates have managed approximately $18.2 billion of capital and currently manages approximately $12.6 billion of assets through June 30, 2025. Established in Los Angeles in 1984 by Arthur Levine and Lauren Leichtman, LLCP has expanded geographically with additional offices in New York, Chicago, and Miami in the U.S. and London, Amsterdam, Stockholm, and Frankfurt in Europe. LLCP’s global team of dedicated investment professionals is led by nine partners who have worked at LLCP for an average of 21 years. LLCP currently has 90 employees, including over 40 dedicated investment professionals.

The following disclosure supersedes and replaces the second sentence of the first paragraph under the section “Prospectus Summary—Q: May I reinvest my cash distributions in additional shares?” which appears on page 16 of the Prospectus.

We have adopted a distribution reinvestment plan in which shareholders (other than shareholders who are residents of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington (collectively the “Opt-in States”), holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares unless they elect to receive their distributions in cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report on Form 10-Q.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the unaudited condensed consolidated financial statements as of September 30, 2025 and December 31, 2024, and for the quarter and six months ended September 30, 2025 and 2024. Amounts as of December 31, 2024 included in the unaudited condensed consolidated statements of assets and liabilities have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2024 (our “Form 10-K”). Capitalized terms used in this supplement have the same meaning as in the accompanying unaudited condensed financial statements unless otherwise defined herein.

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We are externally managed by the Manager, CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Advisers Act. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities and sub-managed by the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a registered investment adviser, under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

Since we commenced operations on February 7, 2018, we have acquired equity and debt investments in 17 middle market businesses primarily in the United States. Our businesses generally have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who have a meaningful ownership stake in their respective company. As of September 30, 2025, we had eleven investments structured as controlling equity interests in combination with debt positions and six investments structured as minority equity interests in combination with debt positions. All of our debt investments were current as of September 30, 2025.

We were formed as a Delaware limited liability company on August 9, 2016 and we operate and intend to continue to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We commenced operations on February 7, 2018.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced our Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement. On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Follow-On Registration Statement upon which the Initial Registration Statement was deemed terminated. On November 1, 2024, we commenced the Second Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Second Follow-On Registration Statement filed with the SEC. Upon commencement of the Second Follow-On Public Offering, the Follow-On Registration Statement was deemed terminated.

Through the Second Follow-On Public Offering, we are offering, in any combination, four classes of the Non-founder shares. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan).

Through September 30, 2025, we had received net proceeds from the Public Offerings of approximately $1.1 billion, including approximately $62.4 million received through our distribution reinvestment plan. As of September 30, 2025, the public offering price was $40.96 per Class A share, $39.23 per Class T share, $37.19 per Class D share and $37.98 per Class I share. See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” to the “Financial Statements” included in this supplement for additional information regarding the Public Offerings.

Through September 30, 2025, we had incurred selling commissions and dealer manager fees of approximately $14.9 million from the sale of Class A shares and Class T shares in the Public Offerings. The Class D shares and Class I shares sold through September 30, 2025, were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for offering costs of approximately $13.3 million based on actual amounts raised through the Public Offerings through September 30, 2025. These offering costs related to the Public Offerings were advanced by the Manager and Sub-Manager, as described further in Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement.

In October 2025, our board of directors approved new per share public offering prices for each share class in the Second Follow-On Public Offering. The new public offering prices are effective as of October 30, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Second Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective October 30, 2025:
Public Offering Price, Per Share	$40.99	$39.33	$37.24	$37.96
Selling Commissions, Per Share	2.46	1.18	—	—
Dealer Manager Fees, Per Share	1.02	0.69	—	—

Since we commenced operations on February 7, 2018, we have raised total net offering proceeds (including amounts raised from our private offerings and Public Offerings) of approximately $1.3 billion, including approximately $62.4 million received through our distribution reinvestment plan as of September 30, 2025.

Portfolio and Investment Activity

As of September 30, 2025, we had invested in 17 portfolio companies, consisting of equity investments and debt investments. The table below presents our portfolio company investments (in millions):

		As of September 30, 2025
		Equity Investments		Debt Investments(1)
Portfolio Company	Initial Investment Date	Ownership %	Cost Basis	Senior Secured Debt	Interest Rate		Maturity Date	Cost Basis	Total Cost Basis(2)
Lawn Doctor	2/7/2018	61%	$27.6	Second Lien	16.0%		2/7/2030	$15.0	$42.6
Lawn Doctor	6/30/2023	—	—	First Lien	(3)		8/6/2029	29.5	29.5
Polyform	2/7/2018	87	15.6	Secured	16.0		2/7/2026	15.7	31.3
Roundtables	8/1/2019	81	33.5	Second Lien	16.0		7/1/2028	12.1	45.6
Roundtables	11/13/2019	—	—	Secured	8.0		12/31/2028	2.0	2.0
Milton	11/21/2019	13	9.0	Second Lien	15.0		12/19/2030	3.4	12.4
Resolution Economics	1/2/2020	8	7.6	Second Lien	15.0		12/30/2027	2.8	10.4
Blue Ridge	3/24/2020	16	8.1	Second Lien	15.0		12/28/2029	2.6	10.7
HSH	7/16/2020	75	17.3	Secured	15.0		7/16/2027	24.4	41.7
ATA	4/1/2021	75	37.1	Secured	15.0		4/1/2027	37.0	74.1
Clarion	12/9/2021	95	70.3	First Lien	15.0		12/9/2028	22.5	92.8
Vektek	5/6/2022	84	56.9	Second Lien	15.0		11/6/2029	24.4	81.3
Vektek	6/30/2023	—	—	Secured	(3)		5/6/2029	24.4	24.4
TacMed	3/24/2023	95	76.7	Secured	16.0		3/24/2030	29.0	105.7
Sill	10/20/2023	93	90.6	Secured	14.0		10/20/2030	15.9	106.5
USAW	2/21/2024	5	8.6	Second Lien	16.0		8/20/2031	1.4	10.0
LBR	6/17/2024	8	75.0	PIK Note	12.0 PIK	%	5/17/2039	18.8	93.8
MAP	7/18/2024	58	61.5	First Lien	15.0		7/18/2031	15.0	76.5
IFPG	6/23/2025	91	90.5	Secured	15.0		6/23/2032	23.0	113.5
SDC	9/25/2025	3	6.8	Second Lien	16.0		1/24/2033	0.7	7.5
			$692.7					$319.6	$1,012.3

FOOTNOTES:

(1)	The note purchase agreements contain customary covenants and events of default. As of September 30, 2025, all of our portfolio companies were in compliance with their respective debt covenants.

(2)	See the Schedule of Investments and Note 3. “Investments” to the “Financial Statements” included in this supplement for additional information related to our investments, including fair values as of September 30, 2025.

(3)	As of September 30, 2025, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of SOFR + 4.60%. SOFR at September 30, 2025 was 4.31%.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders. See our Form 10-K for the year ended December 31, 2024 for additional information regarding our portfolio companies and their related business activities.

Our Portfolio Companies

The below information regarding our portfolio companies contain a financial measure, Adjusted EBITDA, utilized by management to evaluate the operating performance and liquidity of our portfolio companies that is not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Adjusted EBITDA should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, or other financial measures determined in accordance with GAAP. We use this non-GAAP financial measure to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our portfolio companies. We present this non-GAAP measure quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA, including the reasons we consider this measure appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentation of Adjusted EBITDA should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies calculate this non-GAAP measure in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA only as a supplemental measure.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the ongoing operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Lawn Doctor

As of September 30, 2025 and December 31, 2024, Lawn Doctor, Inc. (“Lawn Doctor”) had total assets of approximately $99.4 million and $98.7 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of Lawn Doctor for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$12,464	$11,410	$38,271	$34,635

Net income (GAAP)	$1,024	$955	$3,027	$2,470
Interest and debt related expenses	1,465	1,491	4,269	4,439
Depreciation and amortization	645	646	1,951	1,918
Income tax expense	323	377	1,101	1,023
Adjusted EBITDA (non-GAAP)	$3,457	$3,469	$10,348	$9,850

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,108	$2,100	$6,312	$5,963

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 61% of Lawn Doctor.

Polyform

As of September 30, 2025 and December 31, 2024, Polyform Products, Co. (“Polyform”) had total assets of approximately $30.3 million and $31.7 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net loss of Polyform for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$4,115	$4,594	$13,776	$13,138

Net loss (GAAP)	$(134)	$(73)	$(392)	$(513)
Interest and debt related expenses	736	736	2,184	2,182
Depreciation and amortization	468	466	1,404	1,395
Income tax benefit	(53)	(15)	(154)	(189)
Adjusted EBITDA (non-GAAP)	$1,017	$1,114	$3,042	$2,875

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$886	$971	$2,650	$2,505

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 87% of Polyform.

Roundtables

As of September 30, 2025 and December 31, 2024, Auriemma U.S. Roundtables (“Roundtables”) had total assets of approximately $60.4 million and $59.5 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of Roundtables for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$5,028	$4,523	$14,637	$13,162

Net income (GAAP)	$543	$362	$1,165	$364
Interest and debt related expenses	595	608	1,791	1,875
Depreciation and amortization	520	483	1,559	1,566
Income tax expense	168	109	356	110
Adjusted EBITDA (non-GAAP)	$1,826	$1,562	$4,871	$3,915

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$1,475	$1,261	$3,934	$3,162

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 81% of Roundtables.

HSH

As of September 30, 2025 and December 31, 2024, Healthcare Safety Holdings, LLC (“HSH”) had total assets of approximately $40.2 million and $42.4 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of HSH for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$10,004	$8,646	$27,816	$25,744

Net income (GAAP)	$922	$394	$1,807	$1,574
Interest and debt related expenses	842	942	2,705	2,779
Depreciation and amortization	699	714	2,126	2,208
Income tax expense	315	153	602	568
Adjusted EBITDA (non-GAAP)	$2,778	$2,203	$7,240	$7,129

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,070	$1,641	$5,395	$5,312

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 75% of HSH.

ATA

As of September 30, 2025 and December 31, 2024, ATA Holding Company, LLC (“ATA”) had total assets of approximately $84.5 million and $86.7 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income (loss) of ATA for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$16,289	$14,174	$42,247	$38,998

Net income (loss) (GAAP)	$1,137	$51	$(314)	$(1,595)
Interest and debt related expenses	1,477	1,472	4,405	4,407
Depreciation and amortization	1,050	1,069	3,152	3,254
Adjusted EBITDA (non-GAAP)	$3,664	$2,592	$7,243	$6,066

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,748	$1,944	$5,432	$4,550

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 75% of ATA.

Douglas

On August 1, 2025, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, sold its approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”) to an unaffiliated third-party buyer for aggregate consideration of approximately $37.6 million, subject to certain customary escrow related hold-backs and post-closing adjustments. In connection with this sale, our debt investment of approximately $15.0 million in Douglas in the form of senior secured notes was repaid in full.

Clarion

As of September 30, 2025 and December 31, 2024, Clarion had total assets of approximately $97.3 million and $81.3 million, respectively. In February 2025, we made an additional equity investment in Clarion of approximately $13.5 million for Clarion’s acquisition of McLoone Metal Graphics. Founded in 1954 and headquartered in La Crosse, WI, McLoone manufactures metal nameplates and ID plates and flexible labels utilized by Original Equipment Manufacturers and other suppliers in a variety of end markets. McLoone’s products complement Clarion’s products and services for its customers’ industrial safety needs.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of Clarion for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$8,499	$4,063	$23,777	$12,620

Net income (GAAP)	$1,204	$255	$2,502	$1,301
Interest and debt related expenses	800	834	2,419	2,511
Depreciation and amortization	527	256	1,257	769
Income tax expense	454	98	945	503
Adjusted EBITDA (non-GAAP)	$2,985	$1,443	$7,123	$5,084

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,829	$1,390	$6,760	$4,896

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 95% and 96%, respectively, of Clarion.

Vektek

As of September 30, 2025 and December 31, 2024, Vektek Holdings, LLC (“Vektek”) had total assets of approximately $109.0 million and $110.1 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of Vektek for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$8,764	$9,232	$26,283	$27,051

Net income (GAAP)	$467	$340	$1,180	$711
Interest and debt related expenses	1,514	1,590	4,499	4,709
Depreciation and amortization	912	898	2,735	2,728
Income tax expense	43	48	88	76
Adjusted EBITDA (non-GAAP)	$2,936	$2,876	$8,502	$8,224

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$2,458	$2,408	$7,118	$6,885

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 84% of Vektek.

TacMed

As of September 30, 2025 and December 31, 2024, Tacmed Holdings, LLC (“TacMed”) had total assets of approximately $112.0 million and $111.3 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net (loss) income of TacMed for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$11,912	$14,100	$32,554	$31,997

Net (loss) income (GAAP)	$(26)	$538	$(1,326)	$(3,027)
Interest and debt related expenses	1,191	1,183	3,535	3,529
Depreciation and amortization	1,345	1,315	4,000	4,105
Income tax expense (benefit)	126	130	(243)	(523)
Transaction related expenses(1)	—	—	—	26
Adjusted EBITDA (non-GAAP)	$2,636	$3,166	$5,966	$4,110

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(2)	$2,514	$3,024	$5,690	$3,925

FOOTNOTES:

(1)	Initial buyer transaction costs paid by TacMed included in the purchase price. Transaction related expenses are non-recurring.

(2)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 95% of TacMed.

Sill

As of September 30, 2025 and December 31, 2024, Sill Holdings, LLC (“Sill”) had total assets of approximately $118.1 million and $120.0 million, respectively.

The following table reconciles our proportionate share of Adjusted EBITDA from net income (loss) of Sill for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$8,031	$6,391	$29,876	$14,636

Net income (loss) (GAAP)	$484	$(1,173)	$3,978	$(1,917)
Interest and debt related expenses	572	621	1,743	1,759
Depreciation and amortization	881	821	2,631	1,922
Income tax (benefit) expense	(375)	1,718	327	1,038
Adjusted EBITDA (non-GAAP)	$1,562	$1,987	$8,679	$2,802

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$1,457	$1,860	$8,097	$2,623

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 93% and 94%, respectively, of Sill.

MAP

As of September 30, 2025 and December 31, 2024, MAP had total assets of approximately $131.5 million and $122.7 million, respectively. We made our initial investment in MAP in July 2024. In January 2025, we made an additional equity investment in MAP of $4.0 million to purchase the equity interests of a minority shareholder of the portfolio company. In January 2025, MAP acquired Retirement Service Group, a third-party administrator for retirement plans headquartered in Orange, CA.

The following table reconciles our proportionate share of Adjusted EBITDA from net income (loss) of MAP for the quarter and nine months ended September 30, 2025 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$12,370	$2,878	$31,293	$2,878

Net income (loss) (GAAP)	$1,000	$(546)	$(3,168)	$(546)
Interest and debt related expenses	662	297	2,003	297
Depreciation and amortization	1,050	419	5,244	419
Income tax expense	18	1,412	19	1,412
Adjusted EBITDA (non-GAAP)	$2,730	$1,582	$4,098	$1,582

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(1)	$1,578	$797	$2,369	$797

FOOTNOTE:

(1)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025 and 2024, we owned approximately 58% and 50%, respectively, of MAP.

IFPG

As of September 30, 2025 IFPG had total assets of approximately $128.6 million.

The following table reconciles our proportionate share of Adjusted EBITDA from net income of IFPG for the quarter ended September 30, 2025 and for the period from June 23, 2025 to September 30, 2025 (in thousands):

	Quarter Ended September 30,	Nine Months Ended September 30,
	2025	2025(1)
Revenues	$5,925	$6,278

Net income (GAAP)	$106	$230
Interest and debt related expenses	960	1,044
Depreciation and amortization	1,181	1,181
Income tax expense	91	91
Adjusted EBITDA (non-GAAP)	$2,338	$2,546

Our Proportionate Share of Adjusted EBITDA (non-GAAP)(2)	$2,132	$2,322

FOOTNOTE:

(1)	Results are for the period from June 23, 2025 (the date we acquired our investment in IFPG) to September 30, 2025.

(2)	Amounts based on our ownership percentage as of the end of the periods presented. As of September 30, 2025, we owned approximately 91% of IFPG.

Other Portfolio Companies

As of September 30, 2025, we held minority equity and debt positions in six portfolio companies.

In April 2025, we made an additional investment in LBR of approximately $25.8 million to partially finance the merger of LBR and ALM. ALM was founded in 1979 and is headquartered in New York, New York. Through its leading Law.com platform, ALM offers a global legal newsroom for professionals utilizing proprietary data intelligence, expert analysis and industry insights serving both the practice and business of law. ALM, in combination with LBR, creates a newly formed group uniquely positioned to serve clients globally by combining ALM’s deep U.S. market penetration with LBR’s strong U.K. and global presence.

In June 2025, we made an additional equity investment in Milton of approximately $2.3 million.

In September 2025, we, through our wholly-owned subsidiaries, SDC Strategic Capital EquityCo, LLC and SDC Strategic Capital DebtCo, LLC, made an approximately $7.5 million co-investment alongside other vehicles managed by affiliates of the Sub-Manager in SDC, which owns a controlling equity interest in Shipley Do-Nuts. In July 2025, LLCP VII, an affiliate of the Sub-Manager, acquired a controlling equity interest in Shipley Do-Nuts through SDC. Our co-investment is comprised of a combination of an indirect minority common share equity position of approximately $6.8 million and $0.7 million through a participation interest in the second lien secured debt of Shipley Do-Nuts. Our equity investment represents less than 3% of the total equity ownership of Shipley Do-Nuts. Our investment in Shipley Do-Nuts was acquired from LLCP VII at the same price and on substantially similar terms and conditions as LLCP VII’s initial investment in July 2025. The terms of the transaction were approved by our board of directors, including all of the independent directors of our board of directors, as fair and reasonable to us and at a price to us no greater than the cost of the asset to LLCP VII.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

•	first, to meet our management fees and corporate overhead expenses; and

•	second, to fund business operations and to make distributions to our shareholders.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the recent public health crises, natural disasters and geopolitical events, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Furthermore, economic growth remains affected by inflationary pressure, tariff policies and supply chain related disruptions and could be slowed or halted by significant external events. Some of our portfolio companies have experienced supply chain related disruptions from time to time. In some instances, strategic decisions to hold more inventory have been made as a result of ongoing supply chain related disruptions. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Additionally, to the extent we have available cash we may make investments in short-term U.S. Treasury bills. Our primary sources of cash will generally consist of:

•	the net proceeds from the Public Offerings;

•	distributions and interest earned from our assets; and

•	proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current economic environment, impacted by fluctuating interest rates, record inflationary pressures due to global supply chain issues, a rise in energy prices, and the impact of the recent public health crises, natural disasters and geopolitical events on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of September 30, 2025 and December 31, 2024, we had cash and cash equivalents of approximately $79.4 million and $146.3 million, respectively.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $102.5 million and $170.5 million in net proceeds during the nine months ended September 30, 2025 and 2024, respectively, from the Follow-On Public Offering and the Second Follow-On Public Offering, which excludes approximately $16.0 million and $13.1 million raised through our distribution reinvestment plan, respectively. As of September 30, 2025, we had approximately 807.4 million authorized common shares remaining for sale.

Investments. We received a return of capital from portfolio company investments of approximately $2.3 million and $2.4 million during the nine months ended September 30, 2025 and 2024, respectively.

Borrowings. We borrowed and repaid $30.0 million during the nine months ended September 30, 2025. We did not borrow any amounts during the nine months ended September 30, 2024. See Note 8. “Borrowings” to the “Financial Statements” included in this supplement for additional information regarding our 2024 Line of Credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $166.6 million and $122.7 million of cash to purchase portfolio company investments during the nine months ended September 30, 2025 and 2024, respectively.

Operating Activities. We generated operating cash flows (excluding amounts related to investment activity) of approximately $8.9 million and $16.9 million during the nine months ended September 30, 2025 and 2024, respectively.

Distributions. We paid distributions to our shareholders of approximately $15.7 million and $14.6 million (which excludes distributions reinvested of approximately $16.0 million and $13.1 million, respectively) during the nine months ended September 30, 2025 and 2024, respectively. See “Distributions Declared” below for additional information.

Share Repurchases. We paid approximately $48.9 million and $34.8 million during the nine months ended September 30, 2025 and 2024, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Deferred Financing Costs. We paid approximately $0.1 million and $0.2 million in deferred financing costs during the nine months ended September 30, 2025 and 2024, respectively.

Reimbursement of Expense Support. During the nine months ended September 30, 2024, we reimbursed the Manager and Sub-Manager approximately $0.6 million for Expense Support received in previous years accrued as of December 31, 2023. Expense Support is received or Expense Support reimbursement is paid annually. No expense support was reimbursed to the Manager and Sub-Manager during the nine months ended September 30, 2025.

As of September 30, 2025, there is approximately less than $0.1 million unreimbursed Expense Support under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for additional information.

Distributions Declared

The Company’s board of directors declared distributions on a monthly basis during the nine months ended September 30, 2025 and 2024 (nine record dates). The following table reflects the total distributions declared during the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Nine Months Ended September 30,
	2025			2024
Distribution Period	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)	Distributions Declared(1)(2)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)
First Quarter	$10,372	$5,175	$5,197	$8,807	$4,056	$4,751
Second Quarter	10,547	5,335	5,212	9,214	4,344	4,870
Third Quarter	10,813	5,519	5,294	9,676	4,693	4,983
	$31,732	$16,029	$15,703	$27,697	$13,093	$14,604

FOOTNOTES:

(1)	Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2025 – September 30, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2024 – September 30, 2024	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

Cash distributions declared net of distributions reinvested were funded from the following sources noted below (in thousands):

	Nine Months Ended September 30,
	2025		2024
	Amount	Percentage(1)	Amount	Percentage(1)
Net investment income before Expense Support (reimbursement)	$13,453	85.7%	$17,618	120.6%
Expense Support (reimbursement)	1,017	6.5	—	—
Net investment income	$14,470	92.2%	$17,618	120.6%
Net realized gains	1,432	9.1	—	—
Cash distributions declared, net of distributions reinvested(2)	$15,703	100.0%	$14,604	100.0%

FOOTNOTES:

(1)	Represents percentage of cash distributions declared, net of distribution reinvested for the period presented.

(2)	Excludes $16,029 and $13,093 of distributions reinvested pursuant to our distribution reinvestment plan during the nine months ended September 30, 2025 and 2024, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are declared on all classes of our shares at the same time. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. Distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and total return incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. Additionally, distributions on Class T and Class D shares are lower than distributions on Class FA, Class A, Class I and Class S shares because we are required to pay ongoing distribution and shareholder servicing fees with respect to Class T and Class D shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. “Distributions” to the “Financial Statements” included in this supplement for additional disclosures regarding distributions.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as amended, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. Beginning with our repurchase date on June 30, 2025 and thereafter, a shareholder’s repurchase request must be received by the repurchase agent on or before the date which is (60) days prior to the date the Shares are redeemed. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

Our board of directors has the right to amend or suspend the Share Repurchase Program to the extent it determines that it is in our best interest to do so, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes, upon 30 days’ prior notice to our shareholders. Once the Share Repurchase Program is suspended, the Share Repurchase Program requires that we consider the recommencement of the plan at least quarterly. Continued suspension of the Share Repurchase Program would only be permitted under the plan if our board of directors determines that the continued suspension of the Share Repurchase Program is in our best interest and the best interest of our shareholders. Our board of directors must affirmatively authorize the recommencement of the plan before shareholder requests will be considered again. Our board of directors cannot terminate the Share Repurchase Program absent a liquidity event or where otherwise required by law. We may provide notice by including such information in a current report on Form 8-K or in our annual or quarterly reports, each of which are publicly filed with the SEC followed by a separate mailing to our investors. Moreover, the Share Repurchase Program will terminate, and we no longer will accept shares for repurchase, if and when our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under the Share Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. At the sole discretion of our board of directors, we may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places. We have had no unfulfilled share repurchase requests (“Unfulfilled Repurchase Requests”) under the Share Repurchase Program since inception.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the nine months ended September 30, 2025 and 2024, we received requests for the repurchase of approximately $46.2 million and $38.3 million, respectively, of our common shares. Our board of directors approved the repurchase requests received.

The following tables summarizes the shares repurchased during the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA shares	146	$5,891	$40.32
Class A shares	146	5,342	36.66
Class T shares	57	2,081	36.75
Class D shares	125	4,491	35.90
Class I shares	749	27,844	37.13
Class S shares	13	527	41.12
Nine Months Ended September 30, 2025	1,236	$46,176	$37.35

Class FA shares	139	$5,199	$37.19
Class A shares	114	3,890	34.01
Class T shares	134	4,505	33.86
Class D shares	61	2,051	33.70
Class I shares	627	21,675	34.53
Class S shares	27	1,003	38.03
Nine Months Ended September 30, 2024	1,102	$38,323	$34.77

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto.

Through September 30, 2025, we had acquired equity and debt investments in 17 portfolio companies. As of September 30, 2025 and 2024, the fair value of our portfolio company investments totaled approximately $1.4 billion and $1.1 billion, respectively. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding our portfolio companies.

The following table summarizes our operating results for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Total investment income	$25,480	$19,678	$60,603	$51,753
Total operating expenses	(17,373)	(11,679)	(47,075)	(34,125)
Expense support (reimbursement), net	(2,875)	(353)	1,017	—
Net investment income before taxes	5,232	7,646	14,545	17,628
Income tax expense	(28)	(15)	(75)	(10)
Net investment income	5,204	7,631	14,470	17,618
Total net realized gain on investments	1,432	—	1,432	—
Total net change in unrealized appreciation on investments, including unrealized foreign currency gain (loss)	28,173	15,545	83,378	50,747
Net increase in net assets resulting from operations	$34,809	$23,176	$99,280	$68,365

Investment Income

Investment income consisted of the following for the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
From portfolio company investments:
Interest income	$11,014	$10,333	$31,785	$30,221
PIK interest income	549	—	913	—
Dividend income	11,880	6,634	20,820	15,675
PIK dividend income	1,700	1,490	4,888	1,490
From U.S. Treasury bills and cash accounts
Interest and dividend income	337	1,221	2,197	4,367
Total investment income	$25,480	$19,678	$60,603	$51,753

Interest income from portfolio company investments is generated from our senior secured note investments, the majority of which had fixed rate interest as of September 30, 2025 and 2024. As of September 30, 2025 and 2024, our weighted average annual yield on our accruing debt investments was 13.9% and 14.2%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $11.0 million and $10.3 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $31.8 million and $30.2 million during the nine months ended September 30, 2025 and 2024, respectively. The increase in interest income from portfolio company investments during the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, is primarily attributable new debt investments made during July 2024, December 2024 and June 2025.

Dividend income from portfolio company investments is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Dividend income was approximately $11.9 million and $6.6 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $20.8 million and $15.7 million during the nine months ended September 30, 2025 and 2024, respectively. During each of the nine months ended September 30, 2025 and 2024, we received dividend income from twelve of our portfolio companies.

PIK dividend income from portfolio company investments is computed at the contractual rate specified in each applicable agreement and is accrued and recorded as dividend income and added to the principal balance of the respective preferred equity. PIK dividend income was approximately $1.7 million and $1.5 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $4.9 million and $1.5 million for the nine months ended September 30, 2025 and 2024, respectively.

PIK interest income from portfolio company investments is computed at the contractual rate specified in each applicable agreement and is accrued and recorded as interest income and added to the principal balance of the respective PIK Note. PIK interest income was approximately $0.5 million and $0.9 million for the quarter and nine months ended September 30, 2025, respectively. No PIK interest income was recognized for the quarter and nine months ended September 30, 2024.

The decrease in interest income from cash and cash equivalents is a result of a modest decrease in the average investment yield and a decrease in the average investment balance driven by the net dollars raised in Public Offerings offset by higher deal volume during the second half of 2024 and the first half of 2025.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of assets that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Public Offerings.

Operating Expenses

Our operating expenses for the quarter and nine months ended September 30, 2025 and 2024 were as follows (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Total return incentive fees	$8,423	$5,174	$21,890	$14,932
Base management fees	6,420	4,802	17,490	13,028
Offering expenses	494	338	1,644	879
Professional services	873	851	2,361	2,435
Pursuit costs	220	(159)	911	843
Distribution and shareholder servicing fees	495	334	1,483	971
Custodian and accounting fees	143	127	439	394
Insurance expense	56	56	166	159
Director fees and expenses	49	52	152	159
General and administrative expenses	26	44	209	176
Interest expense	174	60	330	149
Total operating expenses	17,373	11,679	47,075	34,125
Expense support	2,875	353	(1,017)	—
Net expenses	$20,248	$12,032	$46,058	$34,125

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative expenses, interest expense and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian and accounting fees), and/or the complexity of our investment processes and capital structure (professional services and interest expense).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a monthly basis, to the extent that it is earned on an annual basis. We perform a final reconciliation of the total return incentive fee calculation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We recorded total return incentive fees of approximately $8.4 million and $5.2 million for the quarters ended September 30, 2025 and 2024, respectively and approximately $21.9 million and $14.9 million during the nine months ended September 30, 2025 and 2024, respectively. The increase in total return incentive fees during the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, is primarily due to an increase of $32.6 million in the net change in unrealized appreciation on investments, including foreign currency gain (loss) offset by a decrease of $3.0 million in net investment income, taken over a larger Average Adjusted Capital during the quarter and nine months ended September 30, 2025, as compared to the quarter and nine months ended September 30, 2024.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $6.4 million and $4.8 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $17.5 million and $13.0 million during the nine months ended September 30, 2025 and 2024, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets (excluding cash) which were approximately $1.3 billion and $948.2 million during the nine months ended September 30, 2025 and 2024, respectively.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on our condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to our condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

We expensed offering expenses of approximately $0.5 million and $0.3 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $1.6 million and $0.9 million during the nine months ended September 30, 2025 and 2024, respectively. The increase is due to higher incurred offering expenses by the Manager during the quarter and nine months ended September 30, 2025.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate acquisitions that ultimately were not consummated. We incurred pursuit costs of approximately $0.2 million and $(0.2) million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $0.9 million and $0.8 million during the nine months ended September 30, 2025 and 2024, respectively.

Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $0.5 million and $0.3 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $1.5 million and $1.0 million during the nine months ended September 30, 2025 and 2024.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, interest expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $1.3 million and $1.2 million for the quarters ended September 30, 2025 and 2024, respectively, and approximately $3.7 million and $3.5 million during the nine months ended September 30, 2025 and 2024, respectively.

Expense Support (Reimbursement)

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds (the “Expense Support”). The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, we have received cumulative Expense Support of approximately $5.1 million. During the quarter and nine months ended September 30, 2024, we reimbursed the Manager and Sub-Manager approximately $0.6 million for Expense Support received in previous years accrued as of December 31, 2023. Expense Support is received or Expense Support reimbursement is paid annually. No expense support was reimbursed to the Manager and Sub-Manager during the quarter and nine months ended September 30, 2025.

As of September 30, 2025, there is approximately less than $0.1 million unreimbursed Expense Support under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for additional information.

Additionally, the Company accrued expense support due from the Manager and Sub-Manager of approximately $1.0 million, related to Class I shares, during the nine months ended September 30, 2025. The Company did not accrue any expense support due from the Manager and Sub-Manager during the nine months ended September 30, 2024. Although the Company covered 100% of cash distributions from net investment income and realized gains, the increase in expense support accrued during the nine months ended September 30, 2025, as compared to September 30, 2024, is primarily attributable to the increase of certain Class I class specific expenses.

The actual amount of Expense Support or Expense Support Reimbursement is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for additional information.

Other Expenses and Changes in Net Assets

Net Change in Unrealized Appreciation on Portfolio Company Investments

Unrealized appreciation on portfolio company investments is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded and private comparable companies as determined by our independent valuation firm.

During the quarter and nine months ended September 30, 2025, we recognized a net change in unrealized appreciation on our portfolio company investments of approximately $31.7 million and $91.9 million, respectively. The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on eleven portfolio companies of approximately $106.4 million, offset partially by gross unrealized depreciation on four portfolio companies of approximately $11.0 million during the nine months ended September 30, 2025. Two portfolio company investments have remained flat due to the recency of their acquisitions. Gross unrealized appreciation was due to EBITDA growth, accretive add-on acquisitions, multiple expansion in certain of our portfolio companies and unrealized foreign currency gain. Gross unrealized depreciation was primarily driven by EBITDA declines and multiple compression. Additionally, deferred taxes on unrealized appreciation of portfolio company investments offset unrealized appreciation on portfolio company investments by approximately $3.5 million and $8.5 million during the quarter and nine months ended September 30, 2025, respectively.

During the quarter and nine months ended September 30, 2024, we recognized a net change in unrealized appreciation on portfolio company investments of approximately $16.8 million and $53.3 million, respectively. The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on eleven portfolio companies of approximately $64.3 million, offset partially by gross unrealized depreciation on four portfolio companies of approximately $11.0 million during the nine months ended September 30, 2024. One portfolio company investment has remained flat. Gross unrealized appreciation was primarily due to EBITDA growth and accretive add-on acquisitions. Gross unrealized depreciation was primarily driven by EBITDA declines. Additionally, deferred taxes on unrealized appreciation of portfolio company investments offset unrealized appreciation on portfolio company investments by approximately $1.3 and $2.6 million during the quarter and nine months ended September 30, 2024, respectively.

Net Assets

During the quarter and nine months ended September 30, 2025 and 2024, the net increase in net assets consisted of the following (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operations	$34,809	$23,176	$99,280	$68,365
Distributions to shareholders	(10,813)	(9,676)	(31,732)	(27,697)
Capital transactions	27,199	54,111	72,331	143,903
Net increase in net assets	$51,195	$67,611	$139,879	$184,571

Operations increased by approximately $11.6 million and $30.9 million, during the quarter and nine months ended September 30, 2025, respectively, as compared to the quarter and nine months ended September 30, 2024. The increase in operations for the quarter and nine months ended September 30, 2025, as compared to the quarter and nine months ended September 30, 2024, is primarily due to an increase in the net change in unrealized appreciation on investments of approximately $14.1 million and $34.1 million, respectively, and offset by a decrease in net investment income of approximately $2.4 million and $3.1 million, respectively.

Distributions increased approximately $1.1 million and $4.0 million, during the quarter and nine months ended September 30, 2025, respectively, as compared to the quarter and nine months ended September 30, 2024, primarily as a result of an increase in shares outstanding.

Capital transactions decreased by approximately $26.9 million and $71.6 million, during the quarter and nine months ended September 30, 2025, respectively, as compared to the quarter and nine months ended September 30, 2024. The decrease in capital transactions for the quarter and nine months ended September 30, 2025, as compared to the quarter and nine months ended September 30, 2024, is primarily due to a decrease in net proceeds received through the Public Offerings (including proceeds received through our distribution reinvestment plan) of approximately $22.3 million and $63.7 million, respectively, and an increase in share repurchases of approximately $4.7 million and $7.9 million, respectively.

Total Returns

The following table illustrates year-to-date return (“YTD Return”), trailing 12 months return (“1-Year Return”), trailing 36 months return (“3-year Return”), trailing 60 months return (“5-Year Return”) and Annualized Return Since Inception, and cumulative total returns through September 30, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Total Return Period
Class FA (no sales load)	8.6%	12.6%	35.0%	72.7%	11.1%	123.1%	Feb. 7, 2018 - Sep. 30, 2025
Class FA (with sales load)	1.5%	5.3%	26.3%	61.4%	10.1%	108.6%	Feb. 7, 2018 - Sep. 30, 2025
Class A (no sales load)	7.9%	11.7%	31.2%	62.9%	10.0%	104.4%	Apr. 10, 2018 - Sep. 30, 2025
Class A (with sales load)	(1.3)%	2.2%	20.0%	49.0%	8.7%	87.0%	Apr. 10, 2018 - Sep. 30, 2025
Class I	7.8%	11.4%	30.8%	62.8%	10.1%	106.0%	Apr. 10, 2018 - Sep. 30, 2025
Class T (no sales load)	7.1%	10.6%	28.1%	56.7%	9.1%	89.7%	May 25, 2018 - Sep. 30, 2025
Class T (with sales load)	2.0%	5.3%	22.0%	49.3%	8.4%	80.7%	May 25, 2018 - Sep. 30, 2025
Class D	7.6%	11.3%	30.3%	61.7%	9.5%	93.5%	June 26, 2018 - Sep. 30, 2025
Class S (no sales load)	8.6%	12.6%	35.5%	74.6%	12.2%	88.4%	Mar. 31, 2020 - Sep. 30, 2025
Class S (with sales load)	4.8%	8.7%	30.8%	68.5%	11.5%	81.8%	Mar. 31, 2020 - Sep. 30, 2025

FOOTNOTES:

(1)	For the period from January 1, 2025 to September 30, 2025.

(2)	For the period from October 1, 2024 to September 30, 2025.

(3)	For the period from October 1, 2022 to September 30, 2025.

(4)	For the period from October 1, 2020 to September 30, 2025.

(5)	For the period from the date the first share was issued for each respective share class through September 30, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in Item 1A in Part I of our Form 10-K for the year ended December 31, 2024 and this Quarterly Report, including the negative impacts from recent geopolitical events.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data reported above.

Hedging Activities

As of September 30, 2025, we had not entered into any derivatives or other financial instruments. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

See our Form 10-K for the year ended December 31, 2024 and Note 2. “Significant Accounting Policies” of Part I of our Quarterly Report for a summary of our critical accounting policies.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio— Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma U.S. Roundtables,” “Our Portfolio— Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” “Our Portfolio— ATA Title Company,” “Our Portfolio—Douglas Machine Corp.,” “Our Portfolio —Clarion Safety Systems,” “Our Portfolio—Vektek Holdings,” “Our Portfolio—TacMed Solutions,” “Our Portfolio—Sill Public Adjusters,” “Our Portfolio—USA Water,” “Our Portfolio—Law Business Research,” “Our Portfolio—MAP Retirement,” “Our Portfolio—International Franchise Professionals Group,” and “Our Portfolio—Shipley Do-Nuts,” respectively, which first appear on page 97 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the “SBIC Fund”), which is managed by an affiliate of the Sub-Manager. On June 30, 2023, we made an additional senior debt investment in Lawn Doctor of approximately $29.5 million. The senior debt accrues interest at a variable rate, and will mature on August 6, 2029.

Company Overview. Established in 1967, Lawn Doctor is a franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 46 years. Lawn Doctor’s corporate headquarters are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

Investment Highlights. During our ownership, Lawn Doctor has acquired other home services franchise brands including Mosquito Hunters, Ecomaids and Elite Window Cleaning which are described below. Lawn Doctor and its family of franchise brands operates a nationwide network of over 900 independently owned franchise units across the country as of September 30, 2025. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. The total revenue for the trailing twelve months ended September 30, 2025 was approximately $48.9 million. From the year ended December 31, 2009 to the trailing twelve months ended September 30, 2025, Lawn Doctor’s total revenue has grown at compound annual growth rate of approximately 10.7%. Total Lawn Doctor system wide sales (revenue generated at the franchisee level) for the trailing twelve months ended September 30, 2025 was approximately $241 million.

Growth Opportunities. In addition to Lawn Doctor’s continued organic growth, we believe the strategic acquisition of other home services franchised brands including those listed below contribute to increased enterprise value in Lawn Doctor:

●	In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance.
●	In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.
●	In October 2022, Lawn Doctor acquired a 62% equity interest in Elite Window Cleaning Inc., a Canadian-based franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers. Elite currently supports multiple franchised locations, and Lawn Doctor’s management team expects to leverage its core competencies to further expand Elite’s franchise operations into the United States under the Sparkle Squad brand.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a senior secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions,” we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Company Overview. Polyform has been a developer, manufacturer and marketer of polymer clay products for the worldwide arts and crafts market for over 40 years. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. Polyform estimates that its products are available in thousands of retail locations through its major customers, plus many other locations through independent retailers. We believe that Polyform has a competitive advantage based on price, product variety, quality, innovation and overall distribution. Polyform’s corporate headquarters are in Elk Grove Village, Illinois. Since July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, has served as Chief Executive Officer of Polyform.

Investment Highlights. Net revenue for Polyform for the trailing twelve months ended September 30, 2025 was approximately $19.6 million. Net revenue for Polyform has grown at a compound annual growth rate of approximately 3.5% from the year ended December 31, 2009 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in December 2028. We made an additional equity investment in Roundtables of approximately $1.1 million in August 2023.

Company Overview. Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 40+ topic-specific roundtables across six verticals (credit cards, automotive financing, retail banking, wealth management, fintech, and insurance). Roundtables’ customers participate in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Investment Highlights. We believe that Roundtables customers’ membership subscriptions support a sustainable revenue model. From 2019 to December 31, 2024, membership has experienced strong and steady growth over the last 5 years at a compound annual growth rate of approximately 9.4%. The total revenue for Roundtables for the trailing twelve months ended September 30, 2025 was approximately $19.4 million. Of the total revenue for Roundtables, the vast majority represented membership fees. From the year ended December 31, 2005 to the trailing twelve months ended September 30, 2025, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 13.8%.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) strategic acquisitions including those listed below since our investment in Roundtables:

●	In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added six roundtables to Auriemma Roundtables’ services offering.
●	In August 2023, Roundtables acquired insideARM, LLC. Founded in 1998, insideARM is a multi-faceted provider of news, education, community, resources, and events for debt collection professionals, including agencies, debt buyers and lenders/creditors. We believe insideARM will further expand our presence in the collections segment of the consumer financial services industry.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM II Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers.

Company Overview: Milton was founded in 1943 and is based in Chicago, IL. Milton is a provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 6,000 active customers and 3,000 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators, lubricators, hoses and fittings, specialty tools and fluid management equipment. Milton serves multiple customer channels including distributors, wholesalers and retailers.

Investment Highlights. Milton had net revenue for the trailing twelve months ended September 30, 2025, of approximately $104.9 million. Milton’s net revenue has grown at a compound annual growth rate of approximately 8.9% from the year ended December 31, 2010 to the trailing twelve months ended September 30, 2025. We believe that Milton has an attractive financial profile based on its historical revenue margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions including those listed below since our investment in Milton:

●	During 2020 and 2021, Milton acquired GH Meiser & Co., Milton’s Bells, Zeeline, and Global-Flex. We believe these add-on acquisitions bolster Milton’s tire gauge, grease and fluid handling, hose assemblies, rubber expansion and metal expansion joint products and pump connectors product lines.
●	In March 2022, Milton acquired Thunder Technologies which specializes in critical and demanding hose, rubber and expansion joint applications.
●	In July 2022, Milton acquired Lock Technology which provides specialty tools to the automotive end market.
●	In December 2022, Milton acquired ProMaxx Tool which designs and manufactures proprietary on-the-vehicle exhaust manifold repair kits and other specialty tools.
●	In March 2023, Milton acquired Steck Manufacturing. Steck expands Milton’s product suite and end-market reach to offer specialty tools to automotive repair, body shop, heavy-duty truck, lockout and towing markets across the globe.
●	In December 2024, Milton acquired GoatThroat Pumps, a manufacturer of precision-engineered fluid and chemical handling systems.
●	In February 2025, Milton acquired Arrow Pneumatics, a manufacturer of compressed air preparation products. Serving customers since 1947, Arrow offers a complete line of filters, regulators, lubricators, desiccant products, and custom designed sintered filtration solutions. Arrow serves a wide range of industries that require dry clean air, including aerospace, automotive, government, food and beverage, dental, industrial, fluid power and medical.
●	In June 2025, we made an additional equity investment in Milton of approximately $2.3 million for Milton’s acquisition of Trinity Rubber & Machine Products (“Trinity”) and American Hose & Gasket (“AHG”). Founded in 2014, Trinity custom manufactures industrial hoses, fittings, gaskets and other related products serving the chemical, steel, and food & beverage end markets. AHG, founded in 2019, operates as a wholesale distribution business providing low-cost industrial hoses, fittings and rubber products complementary to Trinity’s custom products. We believe Milton’s acquisition of Trinity and AHG will further expand Milton’s market presence and revenue generation in the industrial end markets.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.1 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM II Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a specialty consulting firm that provides services to law firms, corporations and government entities in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring. In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, expert testimony services and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce which includes professionals with PhDs, professionals with master’s degrees, software for statistical analysis programmers, and professionals who have served as expert witnesses. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

Investment Highlights. We believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon has an attractive financial profile, based on historical revenue margins, limited capital expenditure requirements and modest working capital needs. ResEcon had net revenue for the trailing twelve months ended September 30, 2025, of approximately $100.8 million. ResEcon’s total revenue has grown at a compound annual growth rate of 14.4% from the year ended December 31, 2007 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions including those listed below since our investment in ResEcon:

●	In October 2022, Resolution Economics acquired Berkshire Associates, Inc. Founded in 1983 and headquartered in Columbia, MD, Berkshire is a provider of outsourced Affirmative Action Plan consulting and software services, compensation analysis and other human resource compliance-related services for HR professionals nationwide. The acquisition adds Equal Employment Opportunity compliance and Affirmative Action Plan services to Resolution Economics’ existing labor and employment consulting services.
●	In November 2023, Resolution Economics acquired a division of Biddle Consulting Group, Inc. headquartered in Folsom, CA. The acquired division is a provider of outsourced affirmative action plan services and other compliance related services.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. In August of 2022, we made an additional equity investment of approximately $2.9 million into Blue Ridge. Our equity investment represents approximately 16% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM II Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 35 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. The total revenue for Blue Ridge for the trailing twelve months ended September 30, 2025 was approximately $75.2 million. From the year ended December 31, 2005 to the trailing twelve months ended September 30, 2025, Blue Ridge’s total revenue has grown at a compound annual growth rate of approximately 19.0% and grew each year through the financial crisis. Blue Ridge provides services for 1,600 ESOP plans with approximately 570,000 plan participants and over 8,000 401(k), defined benefit, and other type plans with approximately 300,000 plan participants. From 2016 through December 31, 2024, approximately 75% of Blue Ridge’s clients were obtained through key channel partner referrals.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) the expansion of service offerings into adjacent markets, and (v) strategic acquisitions including those listed below since our investment in Blue Ridge:

●	In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full-service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs.

●	In April 2021, Blue Ridge acquired Coastal Pension Services, a provider of outsourced 401(k) administration services in the greater Washington, D.C. area.
●	In December 2021, Blue Ridge acquired California Benefit Planners, a provider of outsourced 401(k), defined benefit and cash balance plan administration services.
●	In January 2022, Blue Ridge acquired Nicholas and Associates, a specialist in the design and administration of retirement plans.
●	In August 2022, Blue Ridge acquired Crowe BPS, a specialist in ESOP administration as well as retirement plan and consulting services.
●	In February 2023, Blue Ridge acquired Workplace Development Inc., a provider of innovative ESOP communication, training, and ownership culture services which we believe complement the services Blue Ridge offers its customers.
●	In May 2024, Blue Ridge acquired TSC 401K, a third-party administration firm that offers expert retirement plan consulting, design, and administration solutions for businesses and their financial advisors. The acquisition further demonstrates Blue Ridge management’s initiative to extend its geographic footprint and offer its services and technical expertise to a broader customer base.
●	In March 2025, Blue Ridge acquired Qualified Retirement Plan Services (“QRPS”). Founded in 1988 and headquartered in Raleigh, NC, QRPS is an independent third-party administrator of qualified retirement plans. The addition of QRPS further expands the Blue Ridge service offering, resource capacity, technical expertise, and geographical coverage, specifically in their 401(k) & Pension business line of services.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 75% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a producer of daily use insulin pen needles, syringes and related product offerings under its Ultimed brand for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. We believe that HSH’s manufacturing facility in South Dakota is well equipped to capture the potential growing demand for single use sharps by human and animal diabetics.

Investment Highlights. The total revenue for HSH for the trailing twelve months ended September 30, 2025 was approximately $37.1 million. From the year ended December 31, 2005 to the trailing twelve months ended September 30, 2025, HSH’s net revenue has grown at a compound annual growth rate of approximately 10.3%.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

ATA Title Company

Overview. On April 1, 2021, we, through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “ATA Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. In February of 2022, we made an additional equity investment of approximately $1.1 million into ATA. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

 Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. ATA has over 300 employees across over 60 offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois). We believe ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles.

Investment Highlights. The total revenue for ATA for the trailing twelve months ended September 30, 2025 was approximately $55.3 million. From the year ended December 31, 2011 to the trailing twelve months ended September 30, 2025, ATA’s total revenue has grown at a compound annual growth rate of approximately 2.2%.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) strategic acquisitions including:

●	In February 2022, ATA acquired Absolute Title, Inc., a title services business providing services to the residential and commercial markets, in Ann Arbor, Michigan.

Douglas Machines Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas. Additionally, through a Note Purchase Agreement dated October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes.

Company Overview. Founded in 1979 and headquartered in Clearwater, Florida, Douglas is a manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. We believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating savings in labor and water costs.

Exit. On August 1, 2025, DM Strategic Capital EquityCo, LLC, sold its approximately 90% indirect equity ownership interest in the capital stock of Douglas to an unaffiliated third-party buyer for aggregate consideration of approximately $37.6 million, subject to certain customary escrow related hold-backs and post-closing adjustments. In connection with this sale, our debt investment of approximately $15.0 million in Douglas in the form of senior secured notes was repaid in full and extinguished.

Clarion Safety Systems

 Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). We owned approximately 96% of the outstanding equity in Clarion as of September 30, 2025. The remaining indirect equity ownership in Clarion is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Clarion Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less approximately $0.5 million related to Clarion management’s rollover amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Clarion Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $50.8 million (which reflects our additional equity investment of $4.0 million in June 2022) and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, Pennsylvania, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers, facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction. We believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, and support a potentially durable business model.

Investment Highlights. The total revenue for Clarion for the trailing twelve months ended September 30, 2025 was approximately $33.2 million. Revenue for Clarion has grown at an approximately 12.2% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) service offering expansion and (iv) strategic acquisitions including those listed below since our investment in Clarion:

●	In June 2022, we made an additional equity investment in Clarion of approximately $3.9 million for Clarion’s acquisition of Machine Safety Specialists. Founded in 1977, Machine Safety Specialists’ engineering consulting services include machine safety audits and risk assessments, machine safeguarding plans, verification and validation services and other workstreams that contribute to clients’ compliance with applicable machine safety standards.
●	In December 2023, we made an additional equity investment in Clarion of approximately $6.4 million for Clarion’s acquisition of Arrow Industrial Solutions, LLC headquartered in Ravenna, Ohio. Arrow designs, engineers, manufactures, and installs machine safeguarding solutions serving manufacturing facilities.
●	In February 2025, we made an additional equity investment in Clarion of approximately $13.5 million for Clarion’s acquisition of McLoone Metal Graphics. Founded in 1954 and headquartered in La Crosse, Wisconsin, McLoone manufactures metal nameplates/ID plates and flexible labels utilized by Original Equipment Manufacturers and other suppliers in a variety of end markets. McLoone’s products complement Clarion’s products and services for its customers’ industrial safety needs.

Vektek Holdings

Overview. On May 6, 2022, we, through our wholly-owned subsidiary, Vektek Strategic Capital EquityCo, LLC acquired an approximately 84% indirect equity ownership interest in Vektek Holdings, LLC (“Vektek”). Our total investment of $81.3 million in Vektek is comprised of an indirect common equity interest investment of approximately $56.9 million and a concurrent debt investment of approximately $24.4 million made through our wholly-owned subsidiary, Vektek Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by Vektek. After the closing of the transaction, substantially all of the remaining Vektek equity was owned by certain of the pre-closing members of Vektek. On June 30, 2023, we made an additional senior debt investment in Vektek of approximately $25.0 million. The senior debt accrues interest at a variable rate and will mature on May 6, 2029.

Company Overview. Founded in 1974 and headquartered in St. Joseph, Missouri, Vektek designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. Vektek’s products, including its high-pressure hydraulic clamps, are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace. Vektek’s products serve a large installed base that we believe are typically a minimal component of the customers’ overall engineering spend and which we believe has the potential to result in a return on investment for Vektek customers.

Investment Highlights. The total revenue for Vektek for the trailing twelve months ended September 30, 2025 was approximately $35.0 million. Vektek’s revenue has grown at an approximately 3.7% compound annual growth rate from the year ended December 31, 2006 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe the following are key growth opportunities for Vektek: (i) further existing customer penetration driven by product adoption/automation, new customer wins and Vektek’s sales and marketing expansion initiatives, (ii) further end-market diversification, (iii) accretive acquisitions and (iv) new product development.

TacMed Solutions

Overview. On March 24, 2023, we, through our wholly-owned subsidiary, TM Strategic Capital EquityCo, LLC acquired an approximately 95.5% indirect equity ownership interest in Tacmed Holdings, LLC (“TacMed Solutions”). Our total investment of $106.0 million in TacMed Solutions is comprised of an indirect common equity interest investment of approximately $77.0 million and a concurrent debt investment of approximately $29.0 million made through our wholly-owned subsidiary, TM Strategic Capital DebtCo, LLC, to subsidiaries of TacMed Solutions in the form of senior secured debt. Following the closing of the transaction, in addition to our ownership, the remaining TacMed Solutions’ equity is owned by certain members of the current TacMed Solutions’ executive management team as well as TacMed Solutions’ founder, Ross Johnson.

Company Overview. Founded in 2003 and headquartered in Anderson, South Carolina, TacMed Solutions designs, develops and manufactures medical products that equip, train and protect professionals in pre-hospital, emergency trauma situations. TacMed Solutions’ suite of traumatic injury products, hemorrhage control tourniquets, immobilization tools and critical care kits serve first responders, military, law enforcement and civilian public safety operations. TacMed Solutions’ medical simulation training solutions combine advanced technology and durable materials to offer customers high fidelity training simulators. These human body simulators, isolated wound area task trainers and K-9 animal simulators provide realistic replicas for emergency medical personnel training exercises. TacMed Solutions reaches end customers directly through its sales force and through strategic partner distributors across the United States and internationally.

Investment Highlights. The total revenue for TacMed Solutions for the trailing twelve months ended September 30, 2025 was approximately $51.2 million. TacMed Solutions’ revenue has grown at an approximately 8.7% compound annual growth rate from the year ended December 31, 2014 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe the following are key growth opportunities for TacMed Solutions: (i) further new customer acquisition and existing customer wallet share gains driven by product innovation and expansion of the serviceable market, (ii) potential to accelerate growth in civilian/public access channels given favorable public safety awareness trends and (iii) strategic acquisitions to further expand product offering and sales channels.

●	In June 2025, TacMed acquired RINI Technologies (“RINI”). RINI designs, engineers and manufactures advanced thermal management solutions for military, first responder, medical and auto racing end markets. Focused on research and development, innovative products and custom customer solutions, we believe RINI has the potential to provide TacMed with additional product offerings to serve customers in its core markets, access to new markets, and expansion of TacMed’s product development capabilities. RINI was founded in 2000 and is headquartered in Oviedo, Florida.

Sill Public Adjusters

Overview. On October 20, 2023, we, through our wholly-owned subsidiary, Sill Strategic Capital EquityCo, LLC acquired an approximately 99.1% indirect equity ownership interest in WCG Sill Adjusting LLC, an Ohio limited liability company (“Sill”). Our total investment of approximately $74.4 million in Sill is comprised of an indirect common equity interest investment of approximately $58.5 million and a concurrent senior secured debt investment of approximately $15.9 million made through our wholly-owned subsidiary, Sill Strategic Capital DebtCo, LLC. Following the closing of the transaction, in addition to our ownership, certain members of the current Sill executive management team will participate in the equity and debt ownership with us. As of September 30, 2025, we owned approximately 94% of Sill.

Company Overview. Founded in 1928, and headquartered in Cleveland, Ohio. Sill is a specialty insurance consulting firm exclusively representing business and property owners in connection with their property insurance claims. As a specialty insurance consulting firm for nearly 100 years, Sill focuses on providing expert claim preparation, management, and resolution services across North America and the Caribbean. Through its wide range of services (including end-to-end property loss adjusting, forensic accounting, and business interruption analysis), Sill seeks to deliver expert representation and support for claims stemming from fire, catastrophic, and other related events. Consistent with this outlook, we believe that Sill has a continued opportunity to grow through both market size increases and market share gains.

Investment Highlights. Sill’s total revenue for the trailing twelve months ended as of September 30, 2025 was approximately $38.8 million. Sill’s revenue has grown at an approximately 14.8% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended September 30, 2025.

Growth Opportunities. We believe the following are key growth opportunities for Sill: (i) accelerate marketing and business development initiatives for national brand awareness, (ii) increased market penetration and use of public adjusters by policyholders, (iii) expand geographic footprint with new offices, (iv) broaden the suite of services provided and (v) strategic acquisitions for consolidation within the fragmented industry including the one listed below since our investment in Sill:

●	In June 2024, we made an additional equity investment in Sill of approximately $24 million to partially finance Sill’s acquisition of Seltser & Goldstein Public Insurance Adjusters (“S&G”). Founded in 1935 and headquartered in Peabody, MA, S&G is a public insurance adjuster primarily representing residential and commercial property owners in similar to Sill. We believe this acquisition further demonstrates Sill management’s initiative to expand its geographic footprint and offer its services and technical expertise to a broader customer base.
●	In December 2024, we made an additional equity investment in Sill of $8 million to finance Sill’s acquisition of Young Adjustment Company. Founded in 1920 and headquartered in Blue Bell, Pennsylvania, Young is a public adjusting firm serving the Philadelphia market.

USA Water

Overview. On February 21, 2024, we, through our wholly-owned subsidiaries, USAW Strategic Capital EquityCo, LLC and USAW Strategic Capital DebtCo, LLC, made a co-investment in USA Water Intermediate Holdings, LLC (“USA Water”) of approximately $10.0 million. Our co-investment is comprised of a combination of a minority common share equity position of approximately $8.6 million and $1.4 million of senior secured subordinated notes. Our equity investment represents approximately 5.0% of the total equity ownership of USA Water. The co-investment is alongside an LLCP institutional fund and affiliate of the Sub-Manager.

Company Overview. Headquartered in Rosenberg, Texas, USA Water is a provider of operations and maintenance services for water and wastewater systems across the Southeast, United States. USA Water’s non-discretionary services enable municipalities and utility districts to entrust their water infrastructure maintenance, asset management, and regulatory compliance needs to a professional partner of scale. USA Water’s technical expertise and comprehensive service offerings play a critical role in ensuring the integrity, safety, and reliability of clean, high-quality water access. USA Water provides customers with wastewater facility operations, pipe repair and maintenance, meter reading, new water tap installations, regulatory & compliance, and billing and administrative services.

Investment Highlights. We believe USA Water represents a stable, cycle-resilient business given the installed and aging U.S. water infrastructure grid and continued population growth in the geographies that USA Water serves. The total revenue for USA Water for the trailing twelve months ended September 30, 2025, was approximately $141.9 million. From the year ended December 31, 2014 to the trailing twelve months ended September 30, 2025, USA Water achieved a compound annual growth rate in revenue of approximately 20.0%. We believe that continued growth in the overall outsourced U.S. water and wastewater treatment market is supported by increased adoption of outsourcing and aging municipal infrastructure that requires more maintenance and repair.

Growth Opportunities. The following are key growth opportunities for USA Water: (i) broadening USA Water’s service capabilities, (ii) expanding USA Water’s geographic footprint, and (iii) accelerating strategic acquisitions to further bolster USA Water’s scale and presence.

●	In August 2024, USA Water acquired AWR Services, Inc. Headquartered in Austin, Texas, AWR Services provides utility management services to the water and wastewater industry. AWR is a strategic acquisition serving to broaden USA Water’s service capabilities, expand its geographic footprint, diversify its customer base, and contribute to increased scale of the business.
●	In February 2025, USA Water acquired Cenla Environmental Science. Founded in 1994 and headquartered in Alexandria, Louisiana, Cenla is a provider of water and wastewater laboratory testing, operations, and maintenance services for municipal and commercial customers.
●	In May 2025, USA Water acquired Florida Utility Solutions (“FUS”). Headquartered in Naples, Florida, FUS is a provider of operations, maintenance, and repair services for water and wastewater treatment plants throughout the state of Florida.

Law Business Research

Overview. On June 17, 2024, we, through our wholly-owned subsidiary, LBR Strategic Capital EquityCo, LLC, made an investment in Law Business Research (“LBR”) of approximately $59.4 million to acquire an indirect minority equity interest of 7.3% ownership in LBR. Our co-investment joins other owners, including LBR EquityCo, a majority owned subsidiary of Levine Leichtman Capital Partners VI, L.P. (“LLCP VI”), an institutional fund and affiliate of the Sub-Manager, certain members of LBR management, and Intermediate Capital Group (“ICG”), a global alternative asset manager based in London, which is unrelated to the Sub-Manager. ICG holds a controlling equity interest in LBR. As of September 30, 2025, we owned approximately 7% of LBR.

Company Overview. LBR is a technology-driven information services business powering the global legal, intellectual property and governance, risk and compliance markets. LBR’s proprietary intelligence, data, and insight services are dedicated to supporting legal professionals in understanding market trends, regulatory developments and best practices. LBR goes to market under multiple proprietary brands led by its Lexology platform to provide its legal professional and corporate clients with subscription-based services for analytical content, informed case strategy, conducting research and to drive business development opportunities across its client base. Established in 1996, LBR has over 550 employees with headquarters in London, and offices in Washington, DC, Austin, New York and Hong Kong.

Investment Highlights. We believe that LBR is a resilient business given the potential for consistent demand of law firms, professional services firms and corporations for third-party legal technology information services to better serve their clients, customers and internal organizations. LBR has achieved a historical compound annual growth rate in revenue of approximately 17% through growth of new products, new customers, price increases and cross-selling over the period from December 31, 2020 through to December 31, 2023, on a pro forma basis inclusive of add-on acquisitions. The total revenue for LBR for the trailing twelve months ended September 30, 2025, was approximately £160.6 million. From the year ended December 31, 2012 to the trailing twelve months ended September 30, 2025, LBR achieved a compound annual growth rate in revenue of approximately 22.2%. We believe that LBR has an attractive financial profile which is supported by a high percentage of subscription based recurring revenue, its EBITDA margins and high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for LBR: (i) accelerate billings/revenue through further investment in sales, marketing and new product development, (ii) enhance cross-sell opportunities across a broader customer base, (iii) continue acquisition of strategic targets with new, complementary products/services, and (iv) capitalize on the information technology and services value-added expertise in its new partnership with ICG.

●	In April 2025, we made an additional investment in LOCI Topco Limited (“LBR”) of approximately $25.8 million to partially finance the merger of LBR and ALM Global LLC (“ALM”). ALM was founded in 1979 and is headquartered in New York, New York. Through its leading Law.com platform, ALM offers a global legal newsroom for professionals utilizing proprietary data intelligence, expert analysis and industry insights serving both the practice and business of law. ALM, in combination with LBR, creates a newly formed group uniquely positioned to serve clients globally by combining ALM’s deep U.S. market penetration with LBR’s strong U.K. and global presence.

MAP Retirement

Overview. On July 18, 2024, we, through our wholly-owned subsidiary, MAP Strategic Capital EquityCo, LLC acquired an approximately 50.5% indirect equity ownership interest in Madison Retirement Holdings TopCo, LLC (“MAP”). Our total investment of $29.5 million in MAP is comprised of an indirect common equity interest investment of approximately $21.5 million and a concurrent debt investment of $8.0 million made through our wholly-owned subsidiary, MAP Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by MAP. At the closing of the transaction, substantially all of the remaining MAP equity is owned by certain of the pre-closing members of MAP and management. As of September 30, 2025, we owned approximately 58% of MAP.

Company Overview. MAP Retirement is a third-party administrator of retirement plans. Serving small and mid-sized businesses across all 50 states, MAP provides customers with plan design and implementation, plan administration, compliance, fiduciary services and customized support to approximately 3,700 plans and 200,000 participants. Established in 1993, MAP has over 100 employees and is headquartered in Appleton, Wisconsin.

Investment Highlights. We believe that MAP is a provider of resilient, non-discretionary services to a large industry. MAP Retirement’s total revenue for the trailing twelve months ended September 30, 2025 was approximately $43.1 million. From the year ended December 31, 2022 to the trailing twelve months ended September 30, 2025, MAP Retirement achieved a compound annual growth rate in revenue of approximately 59.0%. We believe that MAP has an attractive financial profile supported by the potential for high recurring revenue, its EBITDA margins and high free cash flow conversion. We believe that MAP is a provider of resilient, non-discretionary services to a large industry.

Growth Opportunities. We believe the following are key growth opportunities for MAP: (i) customer retirement plan and associated participant growth, (ii) enhance cross-sell opportunities across a broader customer base, (iii) expand regional and national sales and marketing efforts as scale of the business develops, and (iv) continue acquisition of strategic targets with new, complementary products/services.

●	In November 2024, we made an additional equity investment in MAP Retirement of $9 million to partially finance MAP Retirement’s acquisition of Qualified Plan Consultants (“QPC”). QPC is a third-party retirement plan consulting and administration firm headquartered in Des Moines, Iowa. We believe this acquisition bolsters MAP Retirement’s presence in Iowa and the Midwest.
●	In November 2024, we made an additional equity investment in MAP Retirement of $7 million to partially finance MAP Retirement’s acquisition of AimPoint Pension (“AimPoint”). AimPoint is a third-party retirement plan consulting and administration firm headquartered in Pompano Beach, Florida. We believe this acquisition will strengthen MAP Retirement’s Southeast presence.
●	In December 2024, we made an additional equity and debt investment in MAP Retirement of $27 million to partially finance MAP Retirement’s acquisition of Pension Plan Specialists (“PPS”). PPS is a full-service third-party administrator for retirement plans headquartered in Vancouver, Washington. PPS aligns with MAP Retirement’s strategic focus on small to mid-sized businesses and extends MAP Retirement’s presence in the Pacific Northwest.
●	In January 2025, MAP acquired Retirement Service Group, a third-party administrator for retirement plans headquartered in Orange, California.
●	In January 2025, we made an additional equity investment in MAP of $4 million to purchase the equity interests of a minority shareholder of the company.

●	In July 2025, MAP acquired Blue Chip Retirement Plans, Inc. (“Blue Chip”), headquartered in Milwaukee, Wisconsin. Blue Chip offers specialized third-party administrator services to small to mid-size employers in designing retirement plans to fit the needs of its owners and employees.

International Franchise Professionals Group

Overview. On June 23, 2025, we, through our wholly-owned subsidiary, IFPG Strategic Capital EquityCo, LLC acquired an approximately 91% indirect equity ownership interest in International Franchise Professionals Group (“IFPG”). Our total investment of approximately $113.5 million in IFPG is comprised of an indirect common equity investment of $90.5 million and a concurrent debt investment of $23.0 million made through our wholly-owned subsidiary, IFPG Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by IFPG. In connection with the acquisition of IFPG, the Company borrowed approximately $30 million under its revolving Line of Credit. At the closing of the transaction, the remaining IFPG equity is owned by the founder, Don Daszkowski, and other members of the management team.

Company Overview. IFPG is a membership-based organization serving more than 1,500 franchise professionals. As one of the largest member networks and marketplaces dedicated to the franchise industry, IFPG’s customer community is made up of franchisors, franchise consultants and vendors who help potential candidates through the process of identifying and investing in a franchise business. Nationally-recognized franchise companies have chosen IFPG and its members to represent their brands, and hundreds of experienced franchise consultants have chosen IFPG to power their businesses helping aspiring entrepreneurs realize their dreams of business ownership. Established in 2012, IFPG is headquartered in Parlin, NJ and serves its customers across the U.S.

Investment Highlights. We believe that IFPG’s expertise and critical positioning within the franchise development lifecycle enable growth for all its members. We believe IFPG’s operating history and value proposition to its customers contribute to its economic resiliency. Over the period from December 31, 2022, through September 30, 2025, IFPG has achieved a compound annual growth rate in revenue of approximately 24.2% primarily driven by consistent revenue growth with its recurring membership base, securing new customers and expansion of service offerings. We believe that IFPG has an attractive financial profile driven by the recurring revenue of its monthly membership fees, strong EBITDA margins and the potential for high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for IFPG: (i) proactively expanding the pool of high-quality franchisors and consultants enhancing the network effects of the marketplace, (ii) rolling out and increasing engagement with additional IFPG services, (iii) continuing to drive value in IFPG’s events segment, and (iv) evaluating acquisition of strategic, complementary targets.

Shipley Do-Nuts

Overview. On September 25, 2025, we, through our wholly-owned subsidiaries, SDC Strategic Capital EquityCo, LLC and SDC Strategic Capital DebtCo, LLC, made an approximately $7.5 million co-investment alongside other vehicles managed by affiliates of the Sub-Manager in SDC Holdco LLC, which owns a controlling equity interest in the Shipley Do-Nuts business (“Shipley Do-Nuts”). In July 2025, Levine Leichtman Capital Partners VII, L.P. (“LLCP VII”), an affiliate of the Sub-Manager, acquired a controlling equity interest in Shipley Do-Nuts through SDC Holdco LLC. Our co-investment is comprised of a combination of an indirect minority common share equity position of approximately $6.8 million and $0.7 million through a participation interest in the second lien secured debt of Shipley Do-Nuts. Our equity investment represents less than 3% of the total equity ownership of Shipley Do-Nuts. Our investment in Shipley Do-Nuts was acquired from LLCP VII at the same price and on substantially similar terms and conditions as LLCP VII’s initial investment in July 2025. The terms of the transaction were approved by our board of directors, including all of the independent directors of our board of directors, as fair and reasonable to us and at a price to us no greater than the cost of the asset to LLCP VII.

Company Overview. Headquartered in Houston, Texas, Shipley Do-Nuts is one of the nation’s largest donut and kolache brands, providing handcrafted, fresh-made-daily donuts, kolaches and coffee at over 375 locations across 14 states. With more than 60 varieties of donuts and kolaches, Shipley Do-Nuts has built a strong reputation during its nearly 90-year operating history for providing high quality products and exceptional customer service. Shipley Do-Nuts was founded in 1936.

Investment Highlights. We believe Shipley Do-Nuts has delivered robust historical growth across both same-store sales and unit count and continues to build upon a strong reputation for high quality products and customer service that it established over its nearly 90-year operating history. We believe Shipley Do-Nuts operates in the attractive donut market and has strong brand awareness. We believe Shipley Do-Nuts is highly franchised and has an established franchise network. Lastly, we believe Shipley Do-Nuts has an attractive financial profile driven by its largely recurring revenue base and high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for Shipley Do-Nuts: (i) continued track record of positive same-store sales growth, (ii) continue to open new units, and (iii) investment in marketing and other areas.

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I—Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2025.

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CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	September 30, 2025 (Unaudited)	December 31, 2024
Assets
Investments at fair value:
Portfolio company investments (amortized cost of $1,012,284 and $892,940, respectively)	$1,352,090	$1,140,859
Cash and cash equivalents	79,403	146,319
Receivable for shares sold	—	—
Prepaid expenses and other assets	227	472
Total assets	1,431,720	1,287,650
Liabilities
Due to related parties, net (Note 5)	23,869	26,386
Payable for shares repurchased	16,450	19,169
Deferred tax liabilities, net	18,354	9,844
Accounts payable and other accrued expenses	1,960	1,043
Total liabilities	60,633	56,442
Commitments and contingencies (Note 11)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value, 50,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400 shares authorized; 4,844 shares issued; 3,871 and 4,017 shares outstanding, respectively	4	4
Class A Common shares, $0.001 par value, 94,660 shares authorized; 9,354 and 8,549 shares issued, respectively; 8,897 and 8,238 shares outstanding, respectively	9	8
Class T Common shares, $0.001 par value, 558,620 shares authorized; 4,010 and 3,582 shares issued, respectively; 2,244 and 2,511 shares outstanding, respectively	2	3
Class D Common shares, $0.001 par value, 94,660 shares authorized; 3,382 and 3,275 shares issued, respectively; 3,054 and 3,072 shares outstanding, respectively	3	3
Class I Common shares, $0.001 par value, 94,660 shares authorized; 18,455 and 15,936 shares issued, respectively; 15,924 and 14,154 shares outstanding, respectively	16	14
Class S Common shares, $0.001 par value, 100,000 shares authorized; 1,770 shares issued; 1,699 and 1,712 shares outstanding, respectively	2	2
Capital in excess of par value	1,103,855	1,031,526
Distributable earnings	267,196	199,648
Total Members’ Equity	$1,371,087	$1,231,208

Net asset value per share:
Class FA	$42.05	$39.55
Class A	$37.51	$35.68
Class T	$37.46	$35.72
Class D	$37.24	$35.42
Class I	$37.96	$36.12
Class S	$42.55	$40.09

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Investment income
From portfolio company investments:
Interest income	$11,014	$10,333	$31,785	$30,221
Payment-in-kind (“PIK”) interest income	549	—	913	—
Dividend income	11,880	6,634	20,820	15,675
PIK dividend income	1,700	1,490	4,888	1,490
From U.S. Treasury bills and cash accounts
Interest and dividend income	337	1,221	2,197	4,367
Total investment income	25,480	19,678	60,603	51,753
Operating expenses
Total return incentive fees	8,423	5,174	21,890	14,932
Base management fees	6,420	4,802	17,490	13,028
Offering expenses	494	338	1,644	879
Professional services	873	851	2,361	2,435
Pursuit costs	220	(159)	911	843
Distribution and shareholder servicing fees	495	334	1,483	971
Custodian and accounting fees	143	127	439	394
Insurance expense	56	56	166	159
Director fees and expenses	49	52	152	159
General and administrative expenses	26	44	209	176
Interest expense	174	60	330	149
Total operating expenses	17,373	11,679	47,075	34,125
Expense support	2,875	353	(1,017)	—
Net operating expenses	20,248	12,032	46,058	34,125
Net investment income before taxes	5,232	7,646	14,545	17,628
Income tax expense	(28)	(15)	(75)	(10)
Net investment income	5,204	7,631	14,470	17,618
Realized and unrealized gain (loss) on investments and foreign currency
Net realized gain on investments:
Portfolio company investments	1,432	—	1,432	—
Total net realized gain on investments	1,432	—	1,432	—
Net change in unrealized appreciation on investments, including unrealized foreign currency gain (loss):
Portfolio company investments	31,670	16,845	91,888	53,314
Provision for deferred taxes on investments	(3,497)	(1,300)	(8,510)	(2,567)
Total net change in unrealized appreciation on investments, including unrealized foreign currency gain (loss)	28,173	15,545	83,378	50,747
Net gain on investments	29,605	15,545	84,810	50,747
Net increase in net assets resulting from operations	$34,809	$23,176	$99,280	$68,365

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net increase in net assets resulting from operations per share
Class FA	$1.27	$0.88	$3.44	$2.68
Class A	$0.96	$0.74	$2.77	$2.15
Class T	$0.92	$0.64	$2.49	$1.94
Class D	$0.94	$0.66	$2.66	$2.06
Class I	$0.92	$0.69	$2.78	$2.14
Class S	$1.19	$0.87	$3.40	$2.65

Weighted average shares
Class FA	3,901	4,069	3,946	4,118
Class A	8,877	6,897	8,548	6,130
Class T	2,198	2,562	2,385	2,590
Class D	3,045	2,999	3,054	2,822
Class I	15,637	13,544	15,008	12,974
Class S	1,702	1,728	1,707	1,741

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

(in thousands)

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of June 30, 2025	34,959	$36	$1,076,656	$243,200	$1,319,892
Net investment income	—	—	—	5,204	5,204
Net realized gain on investments	—	—	—	1,432	1,432
Net change in unrealized appreciation on investments	—	—	—	28,173	28,173
Distributions to shareholders	—	—	—	(10,813)	(10,813)
Issuance of common shares through the Public Offerings	1,013	1	38,098	—	38,099
Issuance of common shares through distribution reinvestment plan	147	—	5,519	—	5,519
Repurchase of common shares pursuant to share repurchase program	(430)	(1)	(16,418)	—	(16,419)
Balance as of September 30, 2025	35,689	$36	$1,103,855	$267,196	$1,371,087

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2024	33,704	$34	$1,031,526	$199,648	$1,231,208
Net investment income	—	—	—	14,470	14,470
Net realized gain on investments	—	—	—	1,432	1,432
Net change in unrealized appreciation on investments	—	—	—	83,378	83,378
Distributions to shareholders	—	—	—	(31,732)	(31,732)
Issuance of common shares through the Public Offerings	2,784	3	102,475	—	102,478
Issuance of common shares through distribution reinvestment plan	437	—	16,029	—	16,029
Repurchase of common shares pursuant to share repurchase program	(1,236)	(1)	(46,175)	—	(46,176)
Balance as of September 30, 2025	35,689	$36	$1,103,855	$267,196	$1,371,087

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2024

(in thousands)

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of June 30, 2024	31,093	$31	$941,319	$154,959	$1,096,309
Net investment income	—	—	—	7,631	7,631
Net change in unrealized appreciation on investments	—	—	—	15,545	15,545
Distributions to shareholders	—	—	—	(9,676)	(9,676)
Issuance of common shares through the Public Offerings	1,770	2	61,183	—	61,185
Issuance of common shares through distribution reinvestment plan	136	—	4,693	—	4,693
Repurchase of common shares pursuant to share repurchase program	(335)	—	(11,767)	—	(11,767)
Balance as of September 30, 2024	32,664	$33	$995,428	$168,459	$1,163,920

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2023	28,435	$29	$851,529	$127,791	$979,349
Net investment income	—	—	—	17,618	17,618
Net change in unrealized appreciation on investments	—	—	—	50,747	50,747
Distributions to shareholders	—	—	—	(27,697)	(27,697)
Issuance of common shares through the Public Offerings	4,948	5	169,128	—	169,133
Issuance of common shares through distribution reinvestment plan	383	—	13,093	—	13,093
Repurchase of common shares pursuant to share repurchase program	(1,102)	(1)	(38,322)	—	(38,323)
Balance as of September 30, 2024	32,664	$33	$995,428	$168,459	$1,163,920

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2025	2024
Operating Activities:
Net increase in net assets resulting from operations	$99,280	$68,365
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of portfolio company investments	(166,572)	(122,719)
Proceeds from portfolio company investments	52,120	—
Proceeds from return of capital on portfolio company investments	2,342	2,445
Net realized gain on portfolio company investments	(1,432)	—
Net change in unrealized appreciation on investments and foreign currency transactions, excluding deferred taxes	(91,888)	(53,314)
PIK interest	(913)	—
PIK dividends	(4,888)	(1,490)
(Decrease) increase in due to related parties	(2,517)	984
Increase (decrease) in accounts payable and other accrued expenses	917	(265)
Increase in deferred tax liabilities, net	8,510	2,567
Increase (decrease) in prepaid expenses and other assets	272	(64)
Other operating activities	107	102
Net cash used in operating activities	(104,662)	(103,389)
Financing Activities:
Proceeds from issuance of common shares	102,478	170,544
Payment on repurchases of common shares	(48,895)	(34,780)
Proceeds from line of credit	30,000	—
Repayment of line of credit	(30,000)	—
Distributions paid, net of distributions reinvested	(15,703)	(14,604)
Deferred financing costs	(134)	(163)
Net cash provided by financing activities	37,746	120,997
Net (decrease) increase in cash and cash equivalents	(66,916)	17,608
Cash and cash equivalents, beginning of period	146,319	134,453
Cash and cash equivalents, end of period	$79,403	$152,061
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$16,029	$13,093
Cash interest paid during the period	$169	$—
Amounts incurred but not paid (including amounts due to related parties):
Offering costs	$212	$121
Payable for shares repurchased	$16,450	$11,767

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF SEPTEMBER 30, 2025

(in thousands except share data)

Company (1)(2)(3)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Note – First Lien – 4.8%
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	$22,500	$22,500
Lawn Doctor, Inc.	Commercial and Professional Services	(4)	8/6/2029	29,490	29,490	29,490
Madison Retirement Holdings TopCo, LLC	Retirement Plan Services	15.0%	7/18/2031	15,000	15,000	15,000
Total Senior Secured Notes – First Lien					66,990	66,990
Senior Secured Note –12.5%
ATA Holding Company, LLC(5)	Real Estate Services	15.0%	4/1/2027	37,000	$37,000	$37,000
Auriemma Consulting Group, Inc.(5)	Information Services and Advisory Solutions	8.0%	12/31/2028	2,000	2,000	2,000
Healthcare Safety Holdings, LLC(5)	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
IFPG TopCo, LLC(10)	Franchise Consulting Services	15.0%	6/23/2032	23,000	23,000	23,000
Polyform Products, Co.(5)	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Sill Holdings, LLC(5)	Insurance Services	14.0%	10/20/2030	15,851	15,851	15,851
Tacmed Holdings, LLC(5)	Healthcare Supplies	16.0%	3/24/2030	29,000	29,000	29,000
Vektek Holdings, LLC(5)	Engineered Products	(4)	5/6/2029	24,438	24,438	24,438
Total Senior Secured Note					171,389	171,389
Senior Secured Notes – Second Lien – 4.6%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	7/1/2028	12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Retirement Plan Services	15.0%	12/28/2029	2,641	2,641	2,641
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	2/7/2030	15,000	15,000	15,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2030	3,353	3,353	3,353
Resolution Economics, LLC	Legal Services	15.0%	12/30/2027	2,834	2,834	2,834
SDC Holdco LLC	Restaurant and Food	16.0%	1/24/2033	684	684	684
USA Water Intermediate Holdings, LLC	Commercial and Professional Services	16.0%	8/20/2031	1,376	1,376	1,376
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes – Second Lien					62,402	62,402

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF SEPTEMBER 30, 2025

(in thousands except share data)

Company (1)(2)(3)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured PIK Notes - 1.4%
LOCI Topco Limited(6)(7)	Legal Services	12.0% PIK(9)	5/17/2039	8,959	$9,415	$9,506
LOCI Topco Limited(6)(8)	Legal Services	12.0% PIK(9)	5/17/2039	8,959	9,415	9,506
Total Senior Secured PIK Notes					18,830	19,012
Total Senior Secured Notes					$319,611	$319,793
Preferred Equity - 5.7%
LOCI Topco Limited(6)	Legal Services	8.5% PIK(9)		46,597,751	$66,557	$70,081
LOCI Topco Limited(6)	Legal Services	12.0% PIK(9)		5,905,775	8,255	8,335
Total Preferred Equity					74,812	78,416
Common Equity – 69.6%
ATA Holding Company, LLC(10)	Real Estate Services			37,985	$37,125	$36,205
Auriemma U.S. Roundtables(10)	Information Services and Advisory Solutions			33,094	33,476	69,225
Blue Ridge ESOP Associates	Retirement Plan Services			11,489	8,072	39,878
Clarion Safety Systems, LLC(10)	Visual Safety Solutions			68,891	70,316	103,870
Healthcare Safety Holdings, LLC(10)	Healthcare Supplies			17,320	17,320	43,736
IFPG TopCo, LLC(10)	Franchise Consulting Services			90,500	90,500	90,500
LOCI Topco Limited(6)	Legal Services			104,624	134	4,544
Lawn Doctor, Inc.(10)	Commercial and Professional Services			7,746	27,610	97,710
Madison Retirement Holdings TopCo, LLC(10)	Retirement Plan Services			61,500	61,500	81,894
Milton Industries Inc.	Engineered Products			7,395	8,903	19,738
Polyform Products, Co.(10)	Hobby Goods and Supplies			10,820	15,599	10,810
Resolution Economics, LLC	Legal Services			7,666	7,645	24,360
SDC Holdco LLC	Restaurant and Food			6,816	6,816	6,816
Sill Holdings, LLC(10)	Insurance Services			82,754	90,549	145,758
Tacmed Holdings, LLC(10)	Healthcare Supplies			77,000	76,744	99,459
USA Water Intermediate Holdings, LLC	Commercial and Professional Services			86,245	8,624	12,619

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF SEPTEMBER 30, 2025

(in thousands except share data)

Company (1)(2)(3)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Vektek Holdings, LLC(10)	Engineered Products			56,928	56,928	66,759
Total Common Equity					617,861	953,881
Total Equity					$692,673	$1,032,297
TOTAL INVESTMENTS – 98.6%					$1,012,284	$1,352,090
OTHER ASSETS IN EXCESS OF LIABILITIES – 1.4%						18,997
NET ASSETS – 100.0%						$1,371,087

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	All investments are US based unless otherwise noted.

(4)	As of September 30, 2025, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of SOFR + 4.60%. SOFR at September 30, 2025 was 4.31%.

(5)	The Company has a first lien on this portfolio company’s assets, except in cases when the portfolio company has a revolving line of credit provided by a third party lender. In some instances, the revolving lender has a first priority lien on all assets, whereas, in others, the revolving lender has a first priority lien on only accounts receivable and inventory, if applicable, and a second lien on all other assets.

(6)	LBR is headquartered in the United Kingdom. LBR investment represents 7.4% of net assets based on fair value as of September 30, 2025.

(7)	Represents Tranche A2 PIK Notes, which rank third after the Tranche A1 PIK Notes issued by LOCI Midco 1 Limited (subsidiary of LOCI TopCo Limited).

(8)	Represents Tranche B2 PIK Notes, which rank fourth after the Tranche A1 PIK Notes issued by LOCI Midco I Limited (subsidiary of LOCI TopCo Limited).

(9)	PIK interest and dividend income is computed at the contractual rate in each applicable agreement and is accrued and recorded as interest income and dividend income, respectively, and capitalized to the principal balance.

(10)	As of September 30, 2025, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2024

(in thousands except share data)

Company (1)(2)(3)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Note – First Lien – 5.4%
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	$22,500	$22,500
Lawn Doctor, Inc	Commercial and Professional Services	(4)	8/6/2029	29,490	29,490	29,490
Madison Retirement Holdings TopCo, LLC	Retirement Plan Services	15.0%	7/18/2031	15,000	15,000	15,000
Total Senior Secured Note - First Lien					66,990	66,990
Senior Secured Note –12.1%
ATA Holding Company, LLC(5)	Real Estate Services	15.0%	4/1/2027	37,000	$37,000	$37,000
Auriemma Consulting Group, Inc.(5)	Information Services and Advisory Solutions	8.0%	12/31/2028	2,000	2,000	2,000
Healthcare Safety Holdings, LLC(5)	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.(5)	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Sill Holdings, LLC(5)	Business Services	14.0%	10/20/2030	15,851	15,851	15,851
Tacmed Holdings, LLC(5)	Healthcare Supplies	16.0%	3/24/2030	29,000	29,000	29,000
Vektek Holdings, LLC(5)	Engineered Products	(4)	5/6/2029	24,625	24,625	24,625
Total Senior Secured Note					148,576	148,576
Senior Secured Note – Second Lien – 6.2%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	7/1/2028	12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Retirement Plan Services	15.0%	12/28/2029	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc	Commercial and Professional Services	16.0%	2/7/2030	15,000	15,000	15,000
Milton Industries Inc	Engineered Products	15.0%	12/19/2030	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	12/30/2027	2,834	2,834	2,834
USA Water Intermediate Holdings, LLC	Commercial and Professional Services	16.0%	8/20/2031	1,376	1,376	1,376
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Note - Second Lien					76,718	76,718
Total Senior Secured Notes					$292,284	$292,284

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2024

(in thousands except share data)

Company (1)(2)(3)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Preferred Equity – 5.0%
LOCI Topco Limited(6)	Information Services and Advisory Solutions	8.5% PIK(7)		46,597,751	$62,070	$61,155
Total Preferred Equity					62,070	61,155
Common Equity – 64.0%
ATA Holding Company, LLC(8)	Real Estate Services			37,985	$37,125	$35,291
Auriemma U.S. Roundtables(8)	Information Services and Advisory Solutions			33,094	33,476	62,511
Blue Ridge ESOP Associates	Retirement Plan Services			11,489	10,200	36,896
Clarion Safety Systems, LLC(8)	Visual Safety Solutions			57,368	56,816	67,213
Douglas Machines Corp.(8)	Sanitation Products			35,500	35,500	39,057
Healthcare Safety Holdings, LLC(8)	Healthcare Supplies			17,320	17,320	47,726
LOCI Topco Limited(6)	Information Services and Advisory Solutions			73,215	93	1,618
Lawn Doctor, Inc (8)	Commercial and Professional Services			7,746	27,610	91,742
Madison Retirement Holdings TopCo, LLC(8)	Retirement Plan Services			57,500	57,500	60,463
Milton Industries, Inc	Engineered Products			6,647	6,647	18,849
Polyform Products, Co.(8)	Hobby Goods and Supplies			10,820	15,599	12,751
Resolution Economics, LLC	Business Services			7,666	7,855	20,400
Sill Holdings, LLC(8)	Business Services			82,754	90,549	119,736
Tacmed Holdings, LLC(8)	Healthcare Supplies			77,000	76,744	92,378
USA Water Intermediate Holdings, LLC	Commercial and Professional Services			86,245	8,624	10,370
Vektek Holdings, LLC(8)	Engineered Products			56,928	56,928	70,419
Total Common Equity					538,586	787,420
Total Equity					$600,656	$848,575
Total Investments – 92.7%					$892,940	$1,140,859
OTHER ASSETS IN EXCESS OF LIABILITIES–7.3%						90,349
NET ASSETS–100.0%						$1,231,208

See notes to condensed consolidated financial statements.

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	All investments are US based unless otherwise noted.

(4)	As of December 31, 2024, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of SOFR + 4.60% and SOFR + 4.35%, respectively. SOFR at December 31, 2024 was 4.53%.

(5)	The Company has a first lien on this portfolio company’s assets, except in cases when the portfolio company has a revolving line of credit provided by a third party lender. In some instances, the revolving lender has a first priority lien on all assets, whereas, in others, the revolving lender has a first priority lien on only accounts receivable and inventory, if applicable, and a second lien on all other assets.

(6)	LBR is headquartered in the United Kingdom. LBR investment represents 5.10% of net assets based on fair value as of December 31, 2024.

(7)	PIK dividend income is computed at the contractual rate in each applicable agreement and is accrued and recorded as dividend income and capitalized to the principal balance.

(8)	As of December 31, 2024, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”) and sub-managed by Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”). The Manager is responsible for the overall management of the Company’s activities and the Sub-Manager is responsible for the day-to-day management of the Company’s assets. The Manager and the Sub-Manager are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisors Act”). The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company’s business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition, and to a lesser extent, the Company may acquire other debt and minority equity positions. The Company intends to acquire, directly or through syndication, various types of debt including secured and senior unsecured debt, notes and other instruments. The Company may also acquire minority equity interests as a standalone investment or as a co-investment in combination with other funds and partnerships managed by the Sub-Manager or its affiliates. The Company expects that these positions will comprise a minority of its total assets.

The Company commenced its initial public offering of up to $1.1 billion of its limited liability company interests (“shares”) on March 7, 2018 (the “Initial Public Offering”), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the “Initial Registration Statement”). On November 1, 2021, the Company commenced a follow-on public offering of up to $1.1 billion of shares (the “Follow-On Public Offering”), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the “Follow-On Registration Statement”). On November 1, 2024, the Company commenced a second follow-on public offering of up to $1.1 billion of shares (the “Second Follow-On Public Offering,” and together with the Initial Public Offering and the Follow-On Public Offering, the “Public Offerings”), which includes up to $100.0 million of shares being offered through its distribution reinvestment plan pursuant to a registration statement on Form S-1 (the “Second Follow-On Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”), and terminated the Follow-On Public Offering.

Through the Second Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “Non-founder shares”). There are differing selling fees and commissions and dealer manager fees for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Second Follow-On Public Offering (excluding sales pursuant to its distribution reinvestment plan). See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” included in this supplement for additional information related to the Public Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries that are investment companies in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. The uncertainty of future events may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) clarifies that fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s Level 3 investments in accordance with the Company’s valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s Level 3 assets requires judgment, which include assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s Level 3 assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the amortized cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Foreign Securities

The accounting records of the Company are maintained in U.S. dollars. Investment securities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies on the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies on the respective dates of the transactions. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with “Net change in unrealized appreciation on investments, including unrealized foreign currency gain (loss)” in the Company’s condensed consolidated statements of operations.

Income Recognition

Interest Income – Interest income from loans and debt securities is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loan investments.

PIK Interest Income – PIK interest income is computed at the contractual rate specified in each applicable agreement and is accrued and recorded as interest income and capitalized to the principal balance of the respective PIK Note. Such income is accrued only to the extent that the Company believes that the PIK interest income is probable of being collected. PIK interest capitalized to the principal balance is generally collected upon maturity of the respective PIK Note.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

PIK Dividend Income – PIK dividend income is computed at the contractual rate specified in each applicable agreement and is accrued and recorded as dividend income and capitalized to the principal balance of the preferred equity. Such income is accrued only to the extent that the Company believes that the PIK dividend income is probable of being collected. PIK dividends capitalized to the principal balance are generally collected upon redemption of the equity.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital shares at par value and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Share Repurchases

Under the Company’s share repurchase program (the “Share Repurchase Program”), shares are redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. “Capital Transactions” included in this supplement for additional information.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement. The Company records the distribution and shareholder servicing fees, which accrue daily, in the Company’s condensed consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. “Borrowings” included in this supplement) are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the Company’s condensed consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, offering expenses, expense support (reimbursement), distribution and shareholder servicing fees and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such expenses are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a share class.

The following table reflects class-specific expenses by share class during the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30, 2025
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$293	$1,823	$400	$592	$3,161	$151
Total return incentive fees	557	2,310	535	770	4,010	241
Offering expenses	—	—	77	12	405	—
Expense support	73	675	107	216	1,655	149
Other class-specific expenses(1)	7	40	206	148	227	5

	Nine Months Ended September 30, 2025
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$834	$4,892	$1,234	$1,660	$8,446	$424
Total return incentive fees	1,496	5,978	1,459	2,033	10,280	644
Offering expenses	—	97	222	44	1,281	—
Expense support	—	—	—	—	(1,017)	—
Other class-specific expenses(1)	23	122	648	436	662	16

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Quarter Ended September 30, 2024
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$269	$1,186	$414	$499	$2,301	$133
Total return incentive fees	399	1,268	410	584	2,345	168
Offering expenses	—	147	22	32	137	—
Expense support	—	—	—	—	335	18
Other class-specific expenses(1)	8	34	224	134	51	5

	Nine Months Ended September 30, 2024
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$788	$3,001	$1,204	$1,343	$6,307	$385
Total return incentive fees	1,217	3,435	1,249	1,479	7,041	511
Offering expenses	—	359	52	83	385	—
Expense support	—	—	—	—	(1)	1
Other class-specific expenses(1)	26	103	672	375	157	17

(1)	Other class-specific expenses consist of distribution and shareholder servicing fees and certain transfer agent fees.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Net Investment Income per Share and Net Increase in Net Assets Resulting from Operations per Share

Net investment income per share and net increase in net assets resulting from operations per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company’s board of directors has declared and intends to continue to declare distributions based on monthly record dates. The Company’s distributions are paid in the same month as the declared record date. Distributions are made on all classes of the Company’s shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, “Income Taxes.” The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the Company’s condensed consolidated statements of operations.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, if the Company were otherwise treated as a publicly traded partnership, the Company would not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”). As a partnership, the individual shareholders are responsible for their proportionate share of the Company’s taxable income.

The Company holds certain equity investments in taxable subsidiaries (the “Taxable Subsidiaries”). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are “pass through” entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries’ ownership of certain portfolio investments. The income tax expense, or benefit, and related tax assets and liabilities of the Taxable Subsidiaries are reflected in the Company’s condensed consolidated financial statements. See Note 9. “Income Taxes” included in this supplement for additional information.

During the quarter and nine months ended September 30, 2025 and 2024, the Company did not incur any material interest or penalties. Tax years ending December 31, 2021 and forward remain subject to examination by taxing authorities.

Segment Reporting

The Company operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The chief operating decision maker (the “CODM”) is comprised of the Company’s chief operating officer and the CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company’s net increase in net assets resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income, net assets and total return as key metrics in determining the amount of dividends to be distributed to the Company’s shareholders. As the Company’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statement of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statement of operations.

Reclassifications

Certain reclassifications have been made to the condensed consolidated statement of operations for the quarter and nine months ended September 30, 2024 to conform with the current year presentation. There was no impact on the Company’s consolidated net income, net change in net assets resulting from operations, net cash used in operations or net cash provided by financing activities as a result of the reclassifications.

Recently Adopted and Issued Accounting Standards Updates

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company adopted this standard for the year ended December 31, 2024.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 will be effective for the Company in its income tax disclosure included in its Annual Report on Form 10-K for the year ending December 31, 2025. Other than additional disclosure, the Company does not expect a change to its condensed consolidated financial statements.

3. Investments

In January 2025, the Company made an additional equity investment in Madison Retirement Holdings TopCo, LLC (“MAP”) of $4.0 million to purchase the equity interests of a minority shareholder of the portfolio company.

In February 2025, the Company made an additional equity investment in Clarion Safety Systems, LLC (“Clarion”) of approximately $13.5 million for Clarion’s acquisition of McLoone Metal Graphics. Founded in 1954 and headquartered in La Crosse, WI, McLoone manufactures metal nameplates and ID plates and flexible labels utilized by Original Equipment Manufacturers and other suppliers in a variety of end markets. McLoone’s products complement Clarion’s products and services for its customers’ industrial safety needs.

In April 2025, the Company made an additional investment in LOCI Topco Limited (“LBR”) of approximately $25.8 million to partially finance the merger of LBR and ALM Global LLC (“ALM”). ALM was founded in 1979 and is headquartered in New York, New York. Through its leading Law.com platform, ALM offers a global legal newsroom for professionals utilizing proprietary data intelligence, expert analysis and industry insights serving both the practice and business of law. ALM, in combination with LBR, creates a newly formed group uniquely positioned to serve clients globally by combining ALM’s deep U.S. market penetration with LBR’s strong U.K. and global presence.

In June 2025, the Company acquired an approximately 91% indirect equity ownership interest in International Franchise Professionals Group (“IFPG”). The Company’s total investment of approximately $113.5 million in IFPG is comprised of an indirect common equity investment of $90.5 million and a concurrent debt investment of $23.0 million. IFPG is a membership-based organization serving more than 1,300 franchise professionals. As one of the largest member networks and marketplaces dedicated to the franchise industry, IFPG’s customer community is made up of franchisors, franchise consultants and vendors who help potential candidates through the process of identifying and investing in a franchise business.

In June 2025, the Company made an additional equity investment in Milton Industries Inc (“Milton”) of approximately $2.3 million.

On September 25, 2025, the Company, through its wholly-owned subsidiaries, SDC Strategic Capital EquityCo, LLC and SDC Strategic Capital DebtCo, LLC, made an approximately $7.5 million co-investment alongside other vehicles managed by affiliates of the Sub-Manager in SDC Holdco LLC (“SDC”), which owns a controlling equity interest in the Shipley Do-Nuts business (“Shipley Do-Nuts”). In July 2025, Levine Leichtman Capital Partners VII, L.P. (“LLCP VII”), an affiliate of the Sub-Manager, acquired a controlling equity interest in Shipley Do-Nuts through SDC. The Company’s co-investment is comprised of a combination of an indirect minority common share equity position of approximately $6.8 million and $0.7 million through a participation interest in the second lien secured debt of Shipley Do-Nuts. The Company’s equity investment represents less than 3% of the total equity ownership of Shipley Do-Nuts. The Company’s investment in Shipley Do-Nuts was acquired from LLCP VII at the same price and on substantially similar terms and conditions as LLCP VII’s initial investment in July 2025. The terms of the transaction were approved by the Company’s board of directors, including all of the independent directors of the Company’s board of directors, as fair and reasonable to the Company and at a price to the Company no greater than the cost of the asset to LLCP VII.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The Company’s investment portfolio is summarized as follows as of September 30, 2025 and December 31, 2024 (in thousands):

	As of September 30, 2025
Asset Category	Amortized Cost(1)	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$66,990	$66,990	5.0%	4.8%
Secured	171,389	171,389	12.7	12.5
Second lien	62,402	62,402	4.6	4.6
PIK notes	18,830	19,012	1.4	1.4
Total senior secured debt	319,611	319,793	23.7	23.3
Equity
Preferred	74,812	78,416	5.8	5.7
Common	617,861	953,881	70.5	69.6
Total equity	692,673	1,032,297	76.3	75.3
Total investments	$1,012,284	$1,352,090	100.0%	98.6%

	As of December 31, 2024
Asset Category	Amortized Cost(1)	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$66,990	$66,990	5.9%	5.4%
Secured	148,576	148,576	13.0	12.1
Second lien	76,718	76,718	6.7	6.2
Total senior secured debt	292,284	292,284	25.6	23.7
Equity
Preferred	62,070	61,155	5.4	5.0
Common	538,586	787,420	69.0	64.0
Total equity	600,656	848,575	74.4	69.0
Total investments	$892,940	$1,140,859	100.0%	92.7%

FOOTNOTE:

(1) The amortized cost represents the original cost adjusted for PIK interest and dividends.

Collectively, the Company’s debt investments accrue interest at a weighted average per annum rate of 13.9% and have weighted average remaining years to maturity of 4.3 years as of September 30, 2025. The note purchase agreements contain customary covenants and events of default. As of September 30, 2025, all of the Company’s portfolio companies were in compliance with their respective debt covenants. As of September 30, 2025 and December 31, 2024, none of the Company’s debt investments were on non-accrual status.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The industry dispersion of the Company’s portfolio company investments, based on fair value, as of September 30, 2025 and December 31, 2024 were as follows:

Industry	September 30, 2025	December 31, 2024
Healthcare Supplies	14.5%	17.0%
Insurance Services(1)	12.0	—
Commercial and Professional Services	11.5	13.0
Engineered Products	10.3	12.4
Retirement Plan Services	10.3	10.1
Legal Services(2)	9.5	—
Visual Safety Solutions	9.3	7.9
Franchise Consulting Services	8.4	—
Information Services and Advisory Solutions	6.2	12.2
Real Estate Services	5.4	6.3
Hobby Goods and Supplies	2.0	2.5
Restaurant and Food	0.6	—
Business Services	—	13.9
Sanitation Products	—	4.7
Total	100.0%	100.0%

FOOTNOTE:

(1)	Included in Business Services industry as of December 31, 2024. The Company disaggregated this category as of September 30, 2025.

(2)	Included in Business Services and Information Services and Advisory Solutions industries as of December 31, 2024. The Company disaggregated these categories as of September 30, 2025.

Summarized Portfolio Company Financial Information

The Company had two significant portfolio companies in which it owned a controlling equity interest during the quarter and nine months ended September 30, 2025 and 2024. The following tables present unaudited summarized operating data for the quarter and nine months ended September 30, 2025 and 2024, and summarized balance sheet data as of September 30, 2025 (unaudited) and December 31, 2024 for these portfolio companies (in thousands):

Clarion

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$8,499	$4,063	$23,777	$12,620
Expenses	(6,841)	(3,710)	(20,330)	(10,816)
Income before taxes	1,658	353	3,447	1,804
Income tax expense	(454)	(98)	(945)	(503)
Net income	$1,204	$255	$2,502	$1,301

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	As of September 30, 2025	As of December 31, 2024
Current assets	$14,094	$7,124
Non-current assets	83,202	74,214
Current liabilities	2,571	2,551
Non-current liabilities	22,895	22,680
Stockholders’ equity	71,830	56,107
Ownership percentage(1)	95%	96%

FOOTNOTE:

(1)	Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

Sill

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$8,031	$6,391	$29,876	$14,636
Expenses	(7,922)	(5,846)	(25,571)	(15,515)
Income (loss) before taxes	109	545	4,305	(879)
Income tax benefit (expense)	375	(1,718)	(327)	(1,038)
Net income (loss)	$484	$(1,173)	$3,978	$(1,917)

	As of September 30, 2025	As of December 31, 2024
Current assets	$12,086	$12,039
Non-current assets	106,032	107,938
Current liabilities	3,957	5,585
Non-current liabilities	19,255	18,908
Stockholders’ equity	94,906	95,484
Ownership percentage(1)	93%	93%

FOOTNOTE:

(1)	Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies” included in this supplement, as follows as of September 30, 2025 and December 31, 2024 (in thousands):

	As of September 30, 2025				As of December 31, 2024
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$—	$—	$319,793	$319,793	$—	$—	$292,284	$292,284
Equity	—	—	1,032,297	1,032,297	—	—	848,575	848,575
Total Investments	$—	$—	$1,352,090	$1,352,090	$—	$—	$1,140,859	$1,140,859

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of September 30, 2025 and December 31, 2024 were as follows (in thousands):

As of September 30, 2025
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$319,109	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple	10.0% – 16.0% (13.5%) 5.8x – 20.4x (13.1x)	Decrease Increase
	684	Transaction Precedent	Transaction Price	N/A	N/A
Equity	1,025,481	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple	10.0% – 16.0% (13.5%) 5.8x – 20.4x (13.1x)	Decrease Increase
	6,816	Transaction Precedent	Transaction Price	N/A	N/A
Total	$1,352,090

As of December 31, 2024
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$292,284	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple	10.8% – 16.0% (13.4%) 6.3x – 21.7x (12.4x)	Decrease Increase
Equity	848,575	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple	10.8% – 16.0% (13.4%) 6.3x – 21.7x (12.4x)	Decrease Increase
Total	$1,140,859

FOOTNOTES:

(1)	Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of September 30, 2025 and December 31, 2024. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the nine months ended September 30, 2025 and 2024 (in thousands):

	Nine Months Ended September 30, 2025
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2025	$292,284	$848,575	$1,140,859
Additions	41,602	124,970	166,572
Disposals and repayments of debt investments	(15,000)	(35,500)	(50,500)
Principal repayment	(188)	—	(188)
PIK interest and dividends	913	4,888	5,801
Return of capital(1)	—	(2,342)	(2,342)
Net change in unrealized appreciation, including unrealized foreign currency gain	182	91,706	91,888
Fair value balance as of September 30, 2025	$319,793	$1,032,297	$1,352,090
Change in net unrealized appreciation on investments held as of September 30, 2025	$182	$91,706	$91,888

	Nine Months Ended September 30, 2024
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2024	$276,158	$600,685	$876,843
Additions	9,376	113,531	122,907
Principal repayment	(188)	—	(188)
PIK dividends	—	1,490	1,490
Return of capital(1)	—	(2,445)	(2,445)
Net change in unrealized appreciation	—	53,314	53,314
Fair value balance as of September 30, 2024	$285,346	$766,575	$1,051,921
Change in net unrealized appreciation on investments held as of September 30, 2024	$—	$53,314	$53,314

FOOTNOTE:

(1)	Represents portion of distributions received which were accounted for as a return of capital. See Note 2. “Significant Accounting Policies” included in this supplement for information on the accounting treatment of distributions from portfolio companies.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Public Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Managing Dealer

Commissions — The Company pays CNL Securities Corp. (the “Managing Dealer”), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee, subject to certain limits, that are allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the offering costs (other than selling commissions and dealer manager fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for offering costs based on actual amounts raised through the Public Offerings of approximately $0.5 million and $0.3 million during the quarter ended September 30, 2025 and 2024, respectively, and approximately $1.6 million and $0.9 million during the nine months ended September 30, 2025 and 2024, respectively.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $6.4 million and $4.8 million for the quarter ended September 30, 2025 and 2024, respectively, and approximately $17.5 million and $13.0 million during the nine months ended September 30, 2025 and 2024, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of Non-founder shares Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding Founder shares Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company’s assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. “Adjusted Capital” is defined as cumulative proceeds generated from sales of the Company’s shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees (“sales load”), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, and adjusted for share conversions, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $8.4 million and $5.2 million for the quarter ended September 30, 2025 and 2024, respectively, and approximately $21.9 million and $14.9 million during the nine months ended September 30, 2025 and 2024, respectively.

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company will accrue (but not pay) the total return incentive fee on a monthly basis, to the extent that it is earned on an annualized basis. The Company will perform a final reconciliation of the total return incentive fee calculation at the completion of each calendar year and the total return incentive fee shall be due and payable to the Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below.

For purposes of this calculation, “Total Return to Shareholders” for each annualized period is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of each calendar month end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” mean the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

•	No total return incentive fee will be payable in any calendar year in which the annualized Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).

•	As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “Non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

•	As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

•	For any annualized period in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

•	For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included in the calculation of Total Return to Shareholders for such share class. With respect to the calculation of Total Return to Shareholders, the following tables provide the applicable High Water Marks for the years ended December 31, 2025 and 2024:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2025	$39.55	$35.68	$35.72	$35.42	$36.12	$40.09
December 31, 2024	36.67	33.57	33.64	33.31	34.06	37.25

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable period. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar month end.

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager, as amended, (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”).

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager. Expense support is paid by the Manager and Sub-Manager annually in arrears.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, the Company has received cumulative Expense Support of approximately $5.1 million. Of the Expense Support received through September 30, 2025, approximately $4.9 million had been reimbursed and approximately $0.2 million was no longer eligible for reimbursement. As of September 30, 2025, approximately less than $0.1 million of Expense Support collected from the Manager and Sub-Manager is subject to reimbursement.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million shares as of September 30, 2025 and 2024. These individuals and entities received distributions from the Company of approximately $0.1 million for each of the quarter ended September 30, 2025 and 2024, and approximately $0.4 million during each of the nine months ended September 30, 2025 and 2024.

Related party fees and expenses incurred for the quarter and nine months ended September 30, 2025 and 2024 are summarized below (in thousands):

		Quarter Ended September 30,		Nine Months Ended September 30,
Related Party	Source Agreement & Description	2025	2024	2025	2024
Managing Dealer	Managing Dealer Agreement: Commissions(1)	$180	$692	$465	$1,734
	Dealer manager fees(1)	104	107	266	266
	Distribution and shareholder servicing fees(2)	327	334	998	971
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement: Offering expense reimbursement(3)(4)	494	338	1,644	879
	Base management fees(3)	6,420	4,802	17,490	13,028
	Total return incentive fees(3)	8,423	5,174	21,890	14,932
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement: Expense Support	2,875	353	(1,017)	—
Manager	Administrative Services Agreement: Reimbursement of third-party operating expenses(3)(5)	36	131	124	378
	Shareholder servicing fees(2)	168	—	485	—
Sub-Manager	Sub-Management Agreement: Reimbursement of third-party pursuit costs(3)(6)	220	(159)	911	843

FOOTNOTES:

(1)	Included in “Issuance of common shares through the Public Offerings” in the Company’s condensed consolidated statements of changes in net assets.

(2)	Included in “Distribution and shareholder servicing fees” in the Company’s condensed consolidated statements of operations.

(3)	Expenses subject to Expense Support, if applicable.

(4)	Offering expense reimbursements are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months.

(5)	Included in “Professional services” in the Company’s condensed consolidated statements of operations.

(6)	Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The following table presents amounts due to related parties net as of September 30, 2025 and December 31, 2024 (in thousands):

	September 30, 2025	December 31, 2024
Due from related parties:
Expense Support	$1,017	$20
Total due from related parties	1,017	20
Due to related parties:
Total return incentive fees	$(21,890)	$(24,119)
Base management fees	(2,074)	(1,758)
Offering expenses	(212)	(138)
Distribution and shareholder servicing fees	(108)	(115)
Reimbursement of third-party operating expenses and pursuit costs	(602)	(276)
Total due to related parties	$(24,886)	$(26,406)
Due to related parties, net	$(23,869)	$(26,386)

6. Distributions

The Company’s board of directors declared distributions on a monthly basis in each of the nine months ended September 30, 2025 and 2024 (nine record dates). The following table reflects the total distributions declared during the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Nine Months Ended September 30,
	2025			2024
Distribution Period	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)	Distributions Declared(1)(2)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested(2)
First Quarter	$10,372	$5,175	$5,197	$8,807	$4,056	$4,751
Second Quarter	10,547	5,335	5,212	9,214	4,344	4,870
Third Quarter	10,813	5,519	5,294	9,676	4,693	4,983
	$31,732	$16,029	$15,703	$27,697	$13,093	$14,604

FOOTNOTES:

(1)	The Company’s board of directors declared distributions per share on a monthly basis. See Note 12. “Financial Highlights” included in this supplement for distributions declared by share class. Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2025 - September 30, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2024 - September 30, 2024	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The sources of declared distributions on a GAAP basis were as follows (in thousands):

	Nine Months Ended September 30,
	2025		2024
	Amount	% of Distributions Declared	Amount	% of Distributions Declared
Net investment income(1)	$14,470	45.6%	$17,618	63.6%
Net realized gain	1,432	4.5	—	—
Distributions in excess of net investment income(2)	15,830	49.9	10,079	36.4
Total distributions declared	$31,732	100.0%	$27,697	100.0%

FOOTNOTES:

(1)	Net investment income includes Expense Support of $1,017 and $0 for the nine months ended September 30, 2025 and 2024, respectively. See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for additional information.

(2)	Consists of distributions made from offering proceeds for the periods presented.

In September 2025, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on October 27, 2025 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

7. Capital Transactions

Public Offerings

Under the Second Follow-On Public Offering, the Company has offered and continues to offer up to $1.0 billion of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Second Follow-On Public Offering, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Second Follow-On Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company’s board of directors. As of September 30, 2025, the public offering price was $40.96 per Class A share, $39.23 per Class T share, $37.19 per Class D share and $37.98 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan.

See Note 13. “Subsequent Events” included in this supplement for additional information related to the Public Offerings.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The following tables summarize the total shares issued and proceeds received by share class in connection with the Public Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Nine Months Ended September 30, 2025
	Proceeds from Public Offerings				Distributions Reinvested		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(1)	Net Proceeds to Company	Shares Issued	Proceeds to Company	Shares Issued	Net Proceeds to Company	Average Net Proceeds per Share
Class A	15	$576	$(45)	$531	152	$5,547	167	$6,078	$36.35
Class T	395	15,103	(686)	14,417	33	1,204	428	15,621	36.48
Class D	65	2,343	—	2,343	42	1,545	107	3,888	36.14
Class I	2,309	85,187	—	85,187	210	7,733	2,519	92,920	36.89
	2,784	$103,209	$(731)	$102,478	437	$16,029	3,221	$118,507	$36.78

	Nine Months Ended September 30, 2024
	Proceeds from Public Offerings				Distributions Reinvested		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(1)	Net Proceeds to Company	Shares Issued	Proceeds to Company	Shares Issued	Net Proceeds to Company	Average Net Proceeds per Share
Class A	2,013	$69,980	$(1,542)	$68,438	115	$3,920	2,128	$72,358	$34.00
Class T	282	10,061	(458)	9,603	39	1,320	321	10,923	34.05
Class D	476	16,070	—	16,070	42	1,415	518	17,485	33.76
Class I	2,177	75,022	—	75,022	187	6,438	2,364	81,460	34.46
	4,948	$171,133	$(2,000)	$169,133	383	$13,093	5,331	$182,226	$34.18

FOOTNOTE:

(1)	The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for additional information regarding up-front selling commissions and dealer manager fees.

Share Repurchase Program

In accordance with the Share Repurchase Program, the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters). At the sole discretion of the Company’s board of directors, the Company may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the nine months ended September 30, 2025 and 2024, the Company received requests for the repurchase of approximately $46.2 million and $38.3 million, respectively, of the Company’s common shares. The Company’s board of directors approved the repurchase requests.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The following table summarizes the shares repurchased during the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	146	$5,891	$40.32
Class A	146	5,342	36.66
Class T	57	2,081	36.75
Class D	125	4,491	35.90
Class I	749	27,844	37.13
Class S	13	527	41.12
Nine Months Ended September 30, 2025	1,236	$46,176	$37.35

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	139	$5,199	$37.19
Class A	114	3,890	34.01
Class T	134	4,505	33.86
Class D	61	2,051	33.70
Class I	627	21,675	34.53
Class S	27	1,003	38.03
Nine Months Ended September 30, 2024	1,102	$38,323	$34.77

As of September 30, 2025 and December 31, 2024, the Company had a payable for shares repurchased of approximately $16.5 million and $19.2 million, respectively, which were paid in October and January 2025, respectively.

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the nine months ended September 30, 2025, approximately 638,000 Class T shares were converted to approximately 638,000 Class A shares at an average conversion rate of 1.00. During the nine months ended September 30, 2024, approximately 247,000 Class T shares were converted to approximately 247,000 Class A shares at an average conversion rate of 1.00.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

8. Borrowings

In February 2024, CNL Strategic Capital B, Inc. (“Borrower”), a wholly-owned subsidiary of the Company, and Valley National Bank, entered into a Revolving Loan Agreement (the “2024 Loan Agreement”) for a $50.0 million revolving line of credit (the “2024 Line of Credit”). In connection with the 2024 Line of Credit, the Borrower paid a total commitment fee and Valley National Bank expenses of $0.2 million. The Borrower is required to pay interest on any borrowed amounts under the 2024 Line of Credit at a rate per year equal to the 1-Month Term SOFR plus 2.75%. Interest payments are due on the first calendar day of the month in arrears. Furthermore, the Borrower is required to pay a quarterly unused borrowing fee at an annual rate of 0.15% on the difference between (i) total 2024 Line of Credit amount and (ii) the aggregate average daily balance of outstanding borrowings under the 2024 Line of Credit during such quarter. The Borrower may prepay, without penalty, all or any part of the borrowings under the 2024 Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the 2024 Loan Agreement, the Company is required to comply with certain covenants including the requirement to provide certain financial and compliance reports to Valley National Bank and restrictions on incurring certain levels of additional debt by the Company.

In February 2024, the Company entered into a Guaranty agreement to act as a guarantor of the Borrower’s outstanding borrowings under the 2024 Loan Agreement (the “Guaranty Agreement”). On February 15, 2024, the Borrower and the Company also entered into a pledge and assignment of bank and deposit accounts (“2024 Pledge Agreement”) in favor of Valley National Bank. Under the 2024 Pledge Agreement, the Company is required to maintain accounts with Valley National Bank, including to contribute proceeds from the Company’s offering, as a pledge of collateral to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2024 Loan Agreement.

In February 2025, the Company amended the 2024 Loan Agreement and related promissory note with Valley National Bank for the 2024 Line of Credit to extend the revolving maturity date to February 15, 2026. The amendment additionally grants Valley National Bank the ability to increase the maximum commitment an additional $50.0 million at their discretion. In connection with the extension of the 2024 Line of Credit, the Borrower paid a total commitment fee and Valley National Bank expenses of $0.1 million.

The Company borrowed and repaid $30.0 million during the nine months ended September 30, 2025 and no amounts under the 2024 Line of Credit were outstanding as of September 30, 2025.

9. Income Taxes

The Company incurs income tax expense related to its Taxable Subsidiaries. The components of income tax expense were as follows during the quarter and nine months ended September 30, 2025 and 2024 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Current tax expense	$28	$15	$75	$10
Deferred tax expense	3,497	1,300	8,510	2,567
Total income tax expense	$3,525	$1,315	$8,585	$2,577

The effective tax rate for the nine months ended September 30, 2025 and 2024 was 8.0% and 3.6%, respectively. The primary items giving rise to the difference between the 21.0% federal statutory rate applicable to corporations and the effective tax rates are due to state taxes and the benefits of the partnership structure.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Significant components of the Company’s deferred tax assets and liabilities as of September 30, 2025 and December 31, 2024 were as follows (in thousands):

	September 30, 2025	December 31, 2024
Deferred tax assets:
Carryforwards of net operating loss	$4,113	$1,818
Other	75	45
Valuation allowance	(379)	(383)
Total deferred tax assets	3,809	1,480
Deferred tax liabilities:
Unrealized appreciation on investments	(22,163)	(11,324)
Total deferred tax liabilities	(22,163)	(11,324)
Deferred tax liabilities, net	$(18,354)	$(9,844)

10. Concentrations of Risk

The Company had two portfolio companies which met at least one of the significance tests under Rule 10-01(b) of Regulation S-X for at least one of the periods presented in the condensed consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company’s results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of offering costs under the Public Offerings and for the reimbursement of Expense Support.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of September 30, 2025, the Company was not involved in any legal proceedings.

In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience, the Company expects that risk of loss to be remote.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the nine months ended September 30, 2025 and 2024 (in thousands except per share data):

	Nine Months Ended September 30, 2025
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$39.55	$35.68	$35.72	$35.42	$36.12	$40.09
Net investment income, before Expense Support (reimbursement)(1)	1.00	0.34	0.08	0.24	0.27	0.97
Expense Support (reimbursement)(1)(2)	—	—	—	—	0.07	—
Net investment income(1)	1.00	0.34	0.08	0.24	0.34	0.97
Net realized and unrealized gains, net of taxes(1)(3)	2.44	2.43	2.41	2.42	2.44	2.43
Net increase resulting from investment operations	3.44	2.77	2.49	2.66	2.78	3.40
Distributions to shareholders(4)	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net decrease resulting from distributions to shareholders	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net Asset Value, End of Period	$42.05	$37.51	$37.46	$37.24	$37.96	$42.55

Net assets, end of period	$162,757	$333,763	$84,073	$113,745	$604,439	$72,310
Average net assets(5)	$159,387	$300,536	$86,273	$108,686	$543,812	$69,777
Shares outstanding, end of period	3,871	8,897	2,244	3,054	15,924	1,699
Distributions declared	$3,700	$8,008	$1,790	$2,577	$14,057	$1,600
Total investment return based on net asset value before total return incentive fee(6)	9.80%	9.80%	8.91%	9.54%	9.63%	9.55%
Total investment return based on net asset value after total return incentive fee(6)	8.57%	7.87%	7.06%	7.62%	7.80%	8.59%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	0.83%	2.04%	2.76%	2.30%	2.24%	0.92%
Total operating expenses before Expense Support (reimbursement)	1.77%	4.03%	4.46%	4.17%	4.13%	1.85%
Total operating expenses	1.77%	4.03%	4.46%	4.17%	3.95%	1.85%
Net investment income before total return incentive fee(8)	3.42%	2.95%	1.90%	2.55%	2.82%	3.30%
Net investment income	2.48%	0.96%	0.21%	0.68%	0.93%	2.38%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Nine Months Ended September 30, 2024
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$36.67	$33.57	$33.64	$33.31	$34.06	$37.25
Net investment income before Expense Support (reimbursement)(1)	1.04	0.51	0.30	0.42	0.50	1.01
Expense Support (reimbursement)(1)(2)	—	—	—	—	—	—
Net investment income(1)	1.04	0.51	0.30	0.42	0.50	1.01
Net realized and unrealized gains, net of taxes(1)(3)	1.64	1.64	1.64	1.64	1.64	1.64
Net increase resulting from investment operations	2.68	2.15	1.94	2.06	2.14	2.65
Distributions to shareholders(4)	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net decrease resulting from distributions to shareholders	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net Asset Value, End of Period	$38.41	$34.78	$34.83	$34.53	$35.26	$38.96

Net assets, end of period	$155,153	$257,844	$89,487	$106,647	$487,709	$67,080
Average net assets(5)	$153,495	$208,435	$88,129	$95,173	$447,371	$65,922
Shares outstanding, end of period	4,040	7,413	2,569	3,089	13,832	1,721
Distributions declared	$3,861	$5,733	$1,943	$2,378	$12,150	$1,632
Total investment return based on net asset value before total return incentive fee(6)	8.18%	7.91%	7.31%	7.76%	7.91%	8.02%
Total investment return based on net asset value after total return incentive fee(6)	7.20%	6.50%	5.84%	6.29%	6.37%	7.21%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	0.87%	2.05%	2.57%	2.28%	1.91%	0.95%
Total operating expenses before Expense Support (reimbursement)	1.67%	3.69%	3.98%	3.83%	3.48%	1.72%
Total operating expenses after Expense Support (reimbursement)	1.67%	3.69%	3.98%	3.83%	3.48%	1.72%
Net investment income before total return incentive fee(8)	3.57%	3.14%	2.31%	2.80%	3.03%	3.45%
Net investment income	2.78%	1.49%	0.90%	1.24%	1.45%	2.67%

FOOTNOTES:

(1)	The per share amounts presented are based on weighted average shares outstanding.

(2)	Expense Support (reimbursement) is accrued throughout the year and is subject to a final calculation as of the last business day of the calendar year.

(3)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating fair values for the portfolio investments.

(4)	The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(5)	The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(6)	Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions” to the “Financial Statements” included in this supplement. See footnote (8) below for information regarding the percentage of total incentive fees covered by expense support by share class for all periods presented. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.

(7)	Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.

(8)	Amounts represent net investment income before total return incentive fee and related expense support as a percentage of average net assets. For the nine months ended September 30, 2025, approximately 10% of total return incentive fees for Class I were covered by Expense Support and none of the total return incentive fees for Class FA, Class A, Class T, Class D and Class S were covered by Expense Support. For the nine months ended September 30, 2024, approximately 7% and 5% of total return incentive fees for Class I and Class S, respectively, were covered by Expense Support and none of the total return incentive fees for Class FA, Class A, Class T or Class D were covered by Expense Support.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025

13. Subsequent Events

Distributions

In October 2025, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on November 25, 2025 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In October 2025, the Company’s board of directors approved new per share offering prices for each share class in the Second Follow-On Public Offering. The new offering prices are effective as of October 30, 2025. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Second Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective October 30, 2025:
Offering Price, Per Share	$40.99	$39.33	$37.24	$37.96
Selling Commissions, Per Share	2.46	1.18	—	—
Dealer Manager Fees, Per Share	1.02	0.69	—	—

Capital Transactions

During the period October 1, 2025 through November 5, 2025, the Company received additional net proceeds from the Second Follow-On Public Offering and distribution reinvestment plan of the following (in thousands except per share data):

	Proceeds from Second Follow-On Public Offering				Distribution Reinvestment Plan		Total
Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	—	$—	$—	$—	17	$634	17	$634	$37.51
Class T	50	1,973	(88)	1,885	3	128	53	2,013	37.46
Class D	13	487	—	487	5	173	18	660	37.24
Class I	431	16,372	—	16,372	25	931	456	17,303	37.96
	494	$18,832	$(88)	$18,744	50	$1,866	544	$20,610	$37.87